VEON

VEON raises mid-point of Revenue and EBITDA Outlook For 2026

3Q26 : Revenues +17.2%, EBITDA +10.1%, Digital Revenues +45.9%

Earnings Release and Operating Highlights for the Third Quarter and Nine Months ended September 30, 2026



Financial Services
Payments
Wallets
Digital Banking
Lending
Insurance
Digital Life
Entertainment
Ride-Hailing
Healthcare
SuperApps
Premium Digital Brands
Digital Enterprise
Cloud
Software
AI Platforms
B2B Solutions
Telecommunications & Infrastructure
Pakistan
Ukraine
Bangladesh
Kazakhstan
Uzbekistan

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

3Q26 HIGHLIGHTS

Total Revenue[1]
USD 1,307 million
+17.2% YoY

Telecommunications and Infrastructure Revenue[2]
USD 952 million
+9.2% YoY

Digital Revenue[2]
USD 355 million
+45.9% YoY

EBITDA[1]
USD 577 million
+10.1% YoY, 44.1% EBITDA Margin

Diluted Earnings per ADS (EPS)
USD 2.67
versus USD (1.84)[1,3] **in 3Q25**

CAPEX
USD 225 million
LTM Capex Intensity 18.2% (15.4% excl. Ukraine)

Weighted Average Debt Maturity
4.0 years
4.9 years at HQ

Net Debt excl. Leases
USD 1,781 million

Cash and Cash Equivalents[4]
USD 2,033 million
USD 755 million at HQ

Net Debt excl. Leases[4] **/ LTM EBITDAaL**
1.05x

Net Cash Flows from Operating Activities
USD 450 million
+39.4% YoY

Free Cash Flow [5]
USD 201 million
-33.8% YoY[6]

1. Like-for-like 3Q26 Revenue, EBITDA and profit growth at 15.8%, 9.8% and 2.4% respectively. Reconciliations included as Attachment B
2. Effective 1Q26, revenues from enterprise identity and credentials management services are reported within VEON Digital Enterprise, which amounted to USD 45 million in 3Q26 (3Q25 USD 45 million, reclassified).
3. 3Q25 reflected a non-cash charge of USD 259 million related to the Kyivstar Group listing and sale of Kyrgyzstan operations
4. Cash & cash equivalents include USD 532 million relating to banking deposits in Pakistan (also excluded for calculation of net debt)
5. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.
6. Excluding proceeds from disposal of assets, FCF grew 91.8% in 3Q26.

2

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 3 9M26 HIGHLIGHTS 1. Like-for-like 9M26 Revenue, EBITDA and profit growth at 16.4%, 12.3% and 25.5% respectively. Reconciliations included as Attachment B. 2. Effective 1Q26, revenues from enterprise identity and credentials management services are reported within VEON Digital Enterprise, which amounted to USD 132 million in 9M26 (9M25 USD 133 million, reclassified). 3. 9M25 profit reflects USD 502 million gain on Pakistan tower sale in 2Q25 and a non-cash charge of USD 259 million related to the Kyivstar Group listing and sale of Kyrgyzstan operations in 3Q25. 4. Cash and cash equivalents include USD 532 million relating to banking operations in Pakistan which is excluded for calculation of net debt. 5. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged. 6. 9M26 FCF includes USD 356m of asset disposal proceeds vs. USD 514mn in 9M25. Excluding proceeds from disposals, FCF grew strongly to USD 164 million in 9M26 (versus USD 6 million in 9M25). Total Revenue1 USD 3,779 million +17.1% YoY Telecommunications and Infrastructure Revenue2 USD 2,779 million +8.1% YoY Digital Revenue2 USD 1,000 million +52.0% YoY EBITDA1 USD 1,645 million +11.0% YoY, 43.5% EBITDA Margin Diluted Earnings per ADS (EPS) USD 5.74 -26.5% YoY1,3 CAPEX USD 562 million LTM Capex Intensity 18.2% (15.4% excl. Ukraine) Weighted Average Debt Maturity 4.0 years 4.9 years at HQ Net Debt excl. Leases USD 1,781 million Cash and Cash Equivalents 4 USD 2,033 million USD 755 million at HQ Net Debt excl. Leases4 / LTM EBITDAaL 1.05x Free Cash Flow 5 USD 520 million +0.1% YoY6 Net Cash Flows from Operating Activities USD 1,310 million +46.9% YoY

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 4 3Q26: VEON Delivers Double-Digit Growth as Digital Services Reach 27.2% of Revenue Key Highlights • Total revenue increased 17.2% YoY to USD 1,307 million. Revenue for 9M26 grew 17.1% YoY to USD 3,779 million. • EBITDA for the quarter increased 10.1% YoY to USD 577 million. For 9M26, EBITDA grew 11.0% YoY to USD 1,645 million. • Digital revenue increased 45.9% YoY to USD 355 million, representing 27.2% of Group revenue, up 5.4 percentage points YoY. Digital EBITDA increased 54.5% YoY to USD 128 million, representing 36.0% EBITDA margin. • Group net profit for the quarter reached USD 225 million, of which net profit attributable to VEON shareholders was USD 187 million, representing diluted earnings per ADS of USD 2.67. • Free cash flow reached USD 201 million in 3Q26 (-33.8% YoY); excluding asset disposal proceeds, FCF grew 91.8%. • Mid-point of 2026 guidance raised. Revenue growth outlook now 16%-18% YoY (previously 15%-18%), EBITDA growth outlook now 10%-12% YoY (previously 9% to 12%). Capex intensity (excl. Ukraine) outlook maintained at 15% to 17% of revenues. • 1.55 million ADSs repurchased (for USD 112.5 million) out of an aggregate 2.9 million ADS buyback program. 1.08 million ADSs (1.5% of issued shares) cancelled effective October 20, 2026. All repurchased shares under program to be cancelled. Dubai and New York, Nov 06, 2026 – VEON Ltd. (Nasdaq: VEON) reported results for the third quarter of 2026, delivering 17.2% YoY revenue and 10.1% YoY EBITDA growth and continued expansion of its digital businesses. Digital revenue rose 45.9% YoY, reaching 27.2% of Group revenue, while Digital EBITDA grew 54.5% YoY. On a like-for-like basis, Revenue, EBITDA and profit for the period grew 15.8%, 9.8% and 2.4% respectively for 3Q26, and 16.4%, 12.3% and 25.5% respectively for 9M26. “VEON delivered another quarter of double-digit growth, and we are raising the midpoint of our full year outlook," said Kaan Terzioglu, Group CEO of VEON. "Our telecom business continues to perform, and our digital businesses are becoming more profitable as they scale. Each one makes the other stronger. We look forward to showing how we will keep compounding value for years to come at our Capital Markets Day on November 16." Telecom & Infrastructure: Sustainable, steady Growth • Telecommunications and infrastructure revenue grew 9.2% YoY to USD 952 million in 3Q26, with mobile ARPU increasing 4.7% YoY to USD 1.8, reflecting continued disciplined pricing, customer growth and higher data usage. • Multiplay customers reached 44.7 million, up 2.9% YoY, and generated 4.2x the ARPU of voice-only users, reinforcing the flywheel between connectivity, digital adoption and revenue growth. Digital Platform Scaling Profitably, Generating Cash • Digital customers reached 221.1 million in 3Q26, up 8.2% YoY, demonstrating the scale of VEON's digital ecosystem. • Financial Services revenue grew 54.2% YoY to USD 166 million in 3Q26 and 48.2% YoY to USD 451 million in 9M26. Financial Services customers reached 59.7 million. • Digital EBITDA climbed 54.5% YoY to USD 128 million, representing 36.0% EBITDA margin. LTM Capex intensity was 6.9%. Strong Cash Generation, Accelerating Capital Returns • Free cash flow reached USD 201 million in 3Q26 (-33.8% YoY); excluding asset disposal proceeds, FCF grew 91.8%. • Cash and cash equivalents stood at USD 2,033 million as of September 30, 2026, including USD 755 million at HQ. Leverage ratio stood at 1.05x, with a weighted average debt maturity of 4 years. • VEON recently launched a new buyback program to repurchase 3.9% of outstanding shares (represented by 2.9 million ADSs)– this follows USD 200 million in cumulative buybacks since August 2024. A first tranche of 1.08m ADSs (1.5% of outstanding shares) were cancelled effective October 20, 2026 in connection with the buyback program. VEON will cancel all additional shares acquired under the new buyback program.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Other Significant Developments

- Announced acquisition of Perfectum in Uzbekistan: advances industry consolidation and materially strengthens Beeline Uzbekistan's spectrum portfolio.
- Progressed collaboration with Starlink: Service launched in Kazakhstan and Bangladesh. Inclusive of Ukraine, the service now has over 13 million subscribers across VEON's markets.
- Established VEON's digital financial services presence in Bangladesh: Secured approval for a digital banking license, while payment services provider Mukto Pay launched operations in November.
- Signed a five-year memorandum of cooperation with the National Bank of Kazakhstan to explore digital payment services and integration with national payment infrastructure in Kazakhstan.
- Strengthened Kyivstar's Enterprise Cloud proposition and digital ecosystem significantly with the announced acquisition of GigaCloud.
- Enhanced long-term IT cost predictability and accelerated Digital Operator model with a 10-year strategic agreement with Amdocs.
- Diversified and strengthened digital entertainment business with announced Jungo TV transaction.

VEON is revising up the mid-point of its 2026 outlook

	Revised	Previous
Revenue Growth (YoY, USD)	**16%–18%**	15%–18%
EBITDA Growth (YoY, USD)	**10%–12%**	9%–12%
Capex Intensity (excl. Ukraine)	**15%-17% (unchanged)**	15%–17%

5

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

VEON Group: 3Q26 & 9M26 Key Highlights

USD million except per ADS data	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which[1]:	**1,307**	**1,115**	**17.2%**	**3,779**	**3,228**	**17.1%**
Telecommunications and infrastructure[2]	952	871	9.2%	2,779	2,570	8.1%
Digital[2]	355	244	45.9%	1,000	658	52.0%
Digital Revenue as % of Total Revenue	27.2%	21.8%	5.4p.p.	26.5%	20.4%	6.1p.p.
EBITDA[1]	**577**	**524**	**10.1%**	**1,645**	**1,483**	**11.0%**
Telecommunications and infrastructure	449	441	1.8%	1,299	1,266	2.7%
Digital	128	83	54.5%	346	217	59.6%
Profit for the Period[1]	**225**	**(127)[3]**	**n.m**	**488**	**599**	**(18.6%)[3]**
Profit attributable to owners of the parent[1,3]	**187**	**(131)[3]**	**n.m**	**408**	**563**	**(27.6%)[3]**
Diluted Earnings per ADS (USD)[1,3]	**2.67**	**(1.84)[3]**	**n.m**	**5.74**	**7.81**	**(26.5%)[3]**
Capex	**225**	**223**	**1.0%**	**562**	**589**	**(4.7%)**
Telecommunications and infrastructure	204	211	(3.1%)	511	555	(8.0%)
Digital	21	12	74.7%	51	34	50.8%
LTM Capex intensity[4]	**18.2%**	**21.6%**	**(3.3p.p.)**	**18.2%**	**21.6%**	**(3.4p.p.)**
Telecommunications and infrastructure	22.2%	25.3%	(3.1p.p.)	22.2%	25.3%	(3.1p.p.)
Digital	6.9%	6.3%	0.6p.p.	6.9%	6.3%	0.6p.p.
EBITDA after Leases (EBITDAaL)	**453**	**410**	**10.7%**	**1,280**	**1,199**	**6.8%**
Free Cash Flow [5]	**201**	**303**	**(33.8%)[5]**	**520**	**520**	**0.1%[5]**

	Sep 26	Dec 25	vs. Dec
Cash and cash equivalents [6]	**2,033**	**1,732**	**17.4%**
Cash and cash equivalents at HQ level	755	556	35.8%
Net debt	**3,657**	**3,510**	**4.2%**
Net debt, excluding leases	1,781	1,751	1.7%
Net debt[6], excl. leases to LTM EBITDAaL	**1.05x**	**1.09x**	**(3.2%)**

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Telecommunications Metrics (millions)						
Customers						
Mobile	152.3	149.5	1.9%	151.5	150.5	150.2
Fixed	2.16	1.96	10.2%	2.11	2.09	2.00
Multiplay (based on one month active customers)	44.7	43.5	2.9%	45.3	45.8	45.0
Satellite (D2C)	8.0/ 13.2[7]	n/a	n.m	6.4	4.9	n/a
ARPU						
Mobile ARPU (total base)	1.79	1.71	4.7%	1.80	1.76	1.74
Multiplay	4.0	3.5	15.7%	3.9	3.6	3.5
Fixed	6.10	5.51	10.7%	6.11	5.71	5.74

	3Q26	3Q25	YoY	2Q26
Digital Metrics (millions)				
Total Digital Customers (users active in quarter)	221.1	204.4	8.2%	228.2
Includes:				
VEON Financial Services	59.7	58.9	1.4%	60.6
VEON Digital Life:				
Entertainment	80.8	90.1	(10.3%)	93.1
Ride-Hailing	5.4	5.1	6.0%	5.2
Healthcare	16.4	5.8	183.2%	16.2
Premium Digital brands	6.9	4.3	58.9%	6.6
Others (SuperApps, Marketplaces & Education)	74.4	59.8	24.4%	69.6
Digital Only Customers (users active in quarter)	63.9	n/a	n.m	76.6

1. Like-for-like 3Q26 Revenue, EBITDA and profit growth at 15.8%, 9.8% and 2.4% and 9M26 at 16.4%, 12.3% and 25.5%. Reconciliations included as Attachment B
2. Effective 1Q26, Enterprise identity and credentials management revenue is now reported within VEON Digital Enterprise (9M26: $132 million; 9M25: $133 million)
3. 3Q25 reflects a non-cash charge of USD 259 million related to the Kyivstar Group listing and sale of Kyrgyzstan operations. 9M25 profit also reflects USD 502 million gain on Pakistan tower sale recognized in 2Q25. Like on profits for the period grew 2.4%YoY in 3Q26 and 25.5% in 9M26.
4. LTM Capex Intensity excluding Ukraine: 15.4%.; LTM Telecommunications and Infrastructure Capex intensity (excl Ukraine): 18.4%
5. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged. Excluding proceeds from asset disposals, FCF grew 91.8% in 3Q26. 9M26: excluding proceeds from asset disposals, FCF grew to USD 164 million (versus USD 6 million in 9M25).
6. Cash and cash equivalents include USD 532 million relating to banking operations in Pakistan. This amount is excluded from calculation of net debt.
7. Customers as of end-October 2026.

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EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 7 CONTENTS 3Q26 & 9M26 GROUP PERFORMANCE 8 OUTLOOK FOR 2026 19 PRESENTATION OF FINANCIAL RESULTS 20 COUNTRY OVERVIEW 24 KEY RECENT DEVELOPMENTS 38 ATTACHMENTS 41 NOTICE TO READERS 53

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

3Q26 & 9M26 GROUP PERFORMANCE

Operational and Financial Overview

Group revenue increased 17.2% YoY to USD 1,307 million in 3Q26. Growth was broad-based across the Group's operating markets, supported by continued ARPU expansion, disciplined pricing actions, digital acquisitions and sustained demand for digital services. On a like-for-like basis, revenue increased 15.8% YoY in 3Q26, with reconciliations provided in Attachment B.

For 9M26, Group revenue rose 17.1% YoY to USD 3,779 million. On a like-for-like basis, revenue increased 16.4% YoY.

Revenue for the three-month period ended September 30, 2026:

	Telecom and Infra revenue			Digital revenue			Total revenue			Digital as % to total Rev		
USD million	3Q26	3Q25	YoY	3Q26	3Q25	YoY	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Pakistan	313	266	17.6%	209	139	50.5%	522	405	28.9%	40.1%	34.3%	5.8p.p.
Ukraine	276	254	8.3%	76	45	69.0%	352	299	17.4%	21.6%	15.0%	6.6p.p.
Kazakhstan	189	178	6.3%	41	35	19.7%	230	213	8.5%	18.0%	16.3%	1.7p.p.
Bangladesh	102	104	(1.5%)	15	13	18.4%	117	117	0.7%	13.0%	11.1%	1.9p.p.
Uzbekistan	72	66	9.5%	14	11	19.2%	86	77	11.0%	16.1%	15.0%	1.1p.p.
HQ & Kyrg.	n.m	4	n.m	n.m	1	n.m	n.m	4	n.m	n.m	n.m	n.m
Total	**952**	**872**	**9.2%**	**355**	**244**	**45.9%**	**1,307**	**1,115**	**17.2%**	**27.2%**	**21.8%**	**5.4p.p.**

Telecommunications and infrastructure revenue amounted to USD 952 million in 3Q26, increasing 9.2% YoY. Digital revenue reached USD 355 million, increasing 45.9% YoY, and represented 27.2% of total Group revenue, up from 21.8% in 3Q25. Starting from 1Q26, revenues from enterprise identity and credentials management services, which are transitioning to API-led platforms, are reported within the VEON Digital Enterprise vertical. These revenues amounted to USD 45 million in 3Q26, compared with USD 45 million in 3Q25. Prior-period financials have been reclassified accordingly to ensure comparability. On a comparable basis, excluding this reclassification, digital revenue grew 56.8% YoY in 3Q26.

Revenue for the nine-month period ended September 30, 2026:

	Telecom and Infra revenue			Digital revenue			Total revenue			Digital as % to total Rev		
USD million	9M26	9M25	YoY	9M26	9M25	YoY	9M26	9M25	YoY	9M26	9M25	YoY
Pakistan	912	785	16.3%	574	401	43.2%	1,486	1186	25.4%	38.6%	33.8%	4.8p.p.
Ukraine	801	738	8.6%	217	104	108.5%	1,018	842	21.0%	21.3%	12.4%	8.9p.p.
Kazakhstan	546	503	8.4%	123	98	25.0%	669	601	11.1%	18.4%	16.3%	2.1p.p.
Bangladesh	308	326	(5.4%)	46	19	137.9%	354	345	2.6%	13.0%	5.6%	7.4p.p.
Uzbekistan	212	193	9.8%	40	32	27.2%	252	225	12.2%	15.9%	14.1%	1.8p.p.
HQ & Kyrg.	-	25	n.m	n.m	4	n.m	-	29	n.m	n.m	n.m	n.m
Total	**2,779**	**2,570**	**8.1%**	**1,000**	**658**	**52.0%**	**3,779**	**3228**	**17.1%**	**26.5%**	**20.4%**	**6.1p.p.**

Telecommunications and infrastructure revenue amounted to USD 2,779 million in 9M26, increasing 8.1% YoY. Digital revenue increased 52.0% YoY to USD 1,000 million and accounted for 26.5% of total Group revenue, compared with 20.4% in 9M25. Revenues from enterprise identity and credentials management services, which are transitioning to API-led platforms, are reported within the VEON Digital Enterprise vertical effective 1Q26. These revenues amounted to USD 132 million in 9M26, compared with USD 133 million in 9M25. Prior-period financials have been reclassified

8

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

accordingly to ensure comparability. On a comparable basis, excluding this reclassification, digital revenue grew 65.4% YoY in 9M26.

EBITDA for the three-month period ended September 30, 2026:

Group EBITDA increased 10.1% YoY to USD 577 million in 3Q26. The EBITDA margin was 44.1%, compared with 47.0% in 3Q25. On a like-for-like basis, Group EBITDA increased 9.8% YoY. The margin trend reflects a mix shift as Telecommunications and infrastructure EBITDA amounted to USD 449 million, with an EBITDA margin of 47.2%. Digital EBITDA increased 54.5% YoY to USD 128 million, with an EBITDA margin of 36.0%.

	Telecom and Infra EBITDA			Digital EBITDA			Total EBITDA			Total EBITDA margin %		
USD million	3Q26	3Q25	YoY	3Q26	3Q25	YoY	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Pakistan	161	147	9.9%	74	39	86.9%	235	186	26.2%	45.0%	45.9%	(0.9p.p.)
Ukraine	159	153	3.4%	31	18	74.7%	190	171	10.7%	54.0%	57.2%	(3.2p.p.)
Kazakhstan	77	96	(20.0%)	17	19	(10.3%)	94	115	(18.4%)	40.6%	53.9%	(13.3p.p.)
Bangladesh	44	43	1.7%	5	6	(18.2%)	49	49	(0.5%)	41.6%	42.1%	(0.5p.p.)
Uzbekistan	29	26	12.2%	2	1	83.6%	31	27	15.2%	35.7%	34.4%	1.3p.p.
HQ & Kyrg.	(21)	(24)	(14.6%)	(1)	-	(59.2%)	(22)	(24)	(13.8%)	n.m	n.m	n.m
Total	**449**	**441**	**1.8%**	**128**	**83**	**54.5%**	**577**	**524**	**10.1%**	**44.1%**	**47.0%**	**(2.8p.p.)**

EBITDA for the nine-month period ended September 30, 2026:

Group EBITDA increased 11.0% YoY to USD 1,645 million in 9M26. The EBITDA margin was 43.5%, compared with 45.9% in 9M25. On a like-for-like basis, Group EBITDA increased 12.3% YoY.

Telecommunications and infrastructure EBITDA amounted to USD 1,299 million, with an EBITDA margin of 46.8%. Digital EBITDA increased 59.6% YoY to USD 346 million, with an EBITDA margin of 34.6%.

	Telecom and Infra EBITDA			Digital EBITDA			Total EBITDA			Total EBITDA margin %		
USD million	9M26	9M25	YoY	9M26	9M25	YoY	9M26	9M25	YoY	9M26	9M25	YoY
Pakistan	474	403	17.5%	186	109	71.5%	660	512	28.9%	44.4%	43.2%	1.2p.p.
Ukraine	462	435	6.1%	91	45	102.9%	553	480	15.1%	54.3%	57.0%	(2.7p.p.)
Kazakhstan	228	260	(12.1%)	45	49	(8.3%)	274	309	(11.5%)	40.9%	51.4%	(10.5p.p.)
Bangladesh	131	172	(23.8%)	14	3	346.8%	145	175	(17.4%)	40.8%	50.8%	(9.9p.p.)
Uzbekistan	82	75	8.4%	10	7	36.0%	91	82	10.8%	36.2%	36.7%	(0.5p.p.)
HQ & Kyrg.	(78)	(80)	(3.4%)	0	4	(88.5%)	(77)	(76)	1.0%	n.m	n.m	n.m
Total	**1,299**	**1,266**	**2.7%**	**346**	**217**	**59.6%**	**1,645**	**1,483**	**11.0%**	**43.5%**	**45.9%**	**(2.4p.p.)**

The separate presentation of Telecommunications and infrastructure and digital EBITDA and margins reflect the Group's evolving revenue composition. Digital businesses typically operate at lower EBITDA margins than traditional Telecommunications services due to their growth and investment characteristics; however, their lower capital intensity supports strong free cash flow conversion and cash generation comparable to Telecommunications. Effective this quarter, direct HQ costs attributable to the digital businesses are allocated to Digital Services EBITDA. Prior period amounts have been recast to conform to this presentation. As a result, Digital Services EBITDA is lower, and Telecommunications and Infrastructure EBITDA higher, by USD 5 million for 2Q26 and USD 3 million for 2Q25 (USD 10 million for 6M26 and USD 5 million for 6M25). Group revenue, EBITDA and profit are unchanged. A reconciliation of previously reported to recast amounts is provided in Attachment [B].

9

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

Telecommunications & Infrastructure:

Customers

The Group's mobile subscriber base remained broadly stable at 152.3 million as of September 30, 2026. The 4G + 5G user base increased 5.2% YoY to 109.1 million, supported by continued migration to data-led services and deeper digital engagement. Multiplay customers grew 2.9% YoY to 44.7 million and represented 34.0% of the one month mobile customer base. These customers generate approximately 4.2 times the ARPU of voice-only users and remain an important source of growth through the combined use of voice, data and digital services. In collaboration with Starlink, VEON has now launched Satellite-to-Mobile Service in in Kazakhstan and Bangladesh. Inclusive of Ukraine, the service now has 13.2 million subscribers across VEON's markets.

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Telecommunications Metrics (millions)						
Customers						
Mobile	152.3	149.5	1.9%	151.5	150.5	150.2
Fixed	2.16	1.96	10.2%	2.11	2.09	2.00
Multiplay	44.7	43.5	2.9%	45.3	45.8	45.0
Satellite (D2C)	8.0/13.2[1]	n/a	n.m	6.4	4.9	n/a
ARPU						
Mobile ARPU (total base)	1.79	1.71	4.7%	1.80	1.76	1.74
Multiplay	4.0	3.5	15.7%	3.90	3.6	3.5
Fixed	6.10	5.51	10.7%	6.11	5.71	5.74

1. Total customers as of end-October

Revenues, EBITDA and Capex:

Telecommunications and infrastructure revenue amounted to USD 2,779 million in 9M26, increasing 8.1% YoY, supported by continued network investment, pricing actions and customer engagement initiatives across the Group. Telecommunications and infrastructure EBITDA amounted to USD 1,299 million, with an EBITDA margin of 46.8%. Telecommunications and infrastructure capex for 9M26 amounted to USD 511 million, with a last twelve month capex to revenue ratio of 22.2% (18.4% excl. Ukraine).

VEON Group: Telecommunications & Infrastructure USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Revenue[1]	**952**	**872**	**9.2%**	**2,779**	**2,570**	**8.1%**
EBITDA	**449**	**441**	**1.8%**	**1,299**	**1,266**	**2.7%**
EBITDA margin %	*47.2%*	*50.6%*	*(3.4p.p.)*	*46.8%*	*49.2%*	*(2.4p.p.)*
Capex	**204**	**211**	**(3.1%)**	**511**	**555**	**(8.0%)**
LTM Capex Intensity %	*22.2%*	*25.3%*	*(3.1p.p.)*	*22.2%*	*25.3%*	*(3.1p.p.)*
LTM Capex Intensity (excl. Ukraine)	*18.4%*	*20.9%*	*(2.5p.p.)*	*18.4%*	*20.9%*	*(2.5p.p.)*

1. Effective 1Q26, Enterprise identity and credentials management revenue is now reported within VEON Digital Enterprise (3Q26: $45 million; 3Q25: $45 million; 9M26: $132 million; 9M25: $133 million)

10

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Digital Services

Customers

VEON remains focused on advancing its DO1440 and AI1440 strategies, scaling hyper-local digital services and embedding human-centric AI across its ecosystem. By integrating financial services, entertainment, mobility, premium digital brands, healthcare, enterprise solutions and SuperApps, VEON is increasing daily customer engagement, expanding the role of its digital platforms and strengthening its relevance across customers' everyday lives. VEON captures this through three digital pillars – Financial Services, Digital Life (everyday services our customers rely on including entertainment, ride-hailing, health, and a growing portfolio of marketplaces, SuperApps, premium brands and education) and VEON Digital Enterprise.

	3Q26	3Q25	YoY	2Q26
Digital Customers[1]				
Total Digital Customers (users active in quarter)	221.1	204.4	8.2%	228.2
Includes:				
VEON Financial Services	59.7	58.9	1.4%	60.6
VEON Digital Life:				
Entertainment	80.8	90.1	(10.3%)	93.1
Ride-Hailing	5.4	5.1	6.0%	5.2
Healthcare	16.4	5.8	183.2%	16.2
Premium Digital brands	6.9	4.3	58.9%	6.6
Others (SuperApps, Marketplaces & Education)	74.4	59.8	24.4%	69.6
Digital Only Customers (users active in quarter)	63.9	n/a	n.m	76.6

1. Digital customers refer to active users in 3Q26. Certain prior period amounts have been reclassified to conform to current period presentation.

Digital Customers reached 221.1 million in 3Q26, with year-on-year growth of 8.2%. Digital customers refer to active users in 3Q26, which provides a more holistic view of activity during the quarter. The quarter-on-quarter decline in entertainment subscribers (from 93.1 million in 2Q26 to 80.8 million in 3Q26) reflects the absence of marquee events this quarter versus last, including the FIFA World Cup.

Digital-only customers stood at 63.9 million for 3Q26 and represent users who actively engage with VEON's digital platforms but are not Telecommunications subscribers on VEON's mobile networks, underscoring the expanding reach of the ecosystem beyond connectivity. The quarter-on-quarter decline in Digital-only customers is largely driven by the decline in digital entertainment subscribers.

VEON's **DO1440** and **AI1440** strategy combines strong network infrastructure with localized digital platforms and AI-enabled applications tailored to the needs of each market. By bringing connectivity, digital services and embedded intelligence together, VEON aims to deepen daily customer engagement, expand its role beyond traditional Telecommunications and deliver locally relevant solutions that support economic growth, digital inclusion and national digital priorities.

11

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Digital Revenues, EBITDA & Capex

VEON Group : Digital Services USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Revenue[1]	**355**	**244**	**45.9%**	**1,000**	**658**	**52.0%**
VEON Financial Services	*166*	*107*	*54.2%*	*451*	*304*	*48.2%*
VEON Digital Life	*123*	*77*	*60.7%*	*347*	*175*	*98.2%*
VEON Digital Enterprise	*66*	*60*	*11.9%*	*202*	*179*	*12.9%*
EBITDA	**128**	**83**	**54.5%**	**346**	**217**	**59.6%**
VEON Financial Services	*54*	*32*	*70.1%*	*139*	*89*	*57.9%*
VEON Digital Life	*49*	*26*	*84.6%*	*136*	*60*	*125.0%*
VEON Digital Enterprise	*25*	*25*	*2.0%*	*71*	*68*	*3.8%*
EBITDA margin %	**36.0%**	**34.0%**	**2.0p.p.**	**34.6%**	**33.0%**	**1.6p.p.**
VEON Financial Services	*32.7%*	*29.7%*	*3.0p.p.*	*30.9%*	*29.0%*	*1.9p.p.*
VEON Digital Life	*39.6%*	*34.5%*	*5.1p.p.*	*39.2%*	*34.5%*	*4.7p.p.*
VEON Digital Enterprise	*37.5%*	*41.1%*	*(3.6p.p.)*	*35.1%*	*38.2%*	*(3.1p.p.)*
Capex	**21**	**12**	**74.7%**	**51**	**34**	**50.8%**
LTM Capex Intensity %	*6.9%*	*6.3%*	*0.6p.p.*	*6.9%*	*6.3%*	*0.6p.p.*

1. Effective 1Q26, Enterprise identity and credentials management revenue is now reported within VEON Digital Enterprise (3Q26: $45 million; 3Q25: $45 million)

In 3Q26, VEON's digital revenues increased 45.9% YoY to USD 355 million, representing 27.2% of total Group revenue. Digital EBITDA reached USD 128 million in the quarter, reflecting continued scaling across digital businesses, improving monetization and operating leverage.

On **revenue split by markets**, Pakistan remained the largest contributor to digital revenues, followed by Ukraine and Kazakhstan, while Bangladesh and Uzbekistan continued to scale rapidly from a smaller base, delivering strong YoY growth rates. Digital revenue growth was particularly strong in Ukraine (+69.0% YoY). Bangladesh grew +18.4% YoY, Pakistan grew +50.5% YoY and Kazakhstan and Uzbekistan grew +19.7% YoY and +19.2% YoY, respectively.

VEON Group USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Digital Revenues: Split by Market	355	244	45.9%	1,000	658	52.0%
Pakistan	209	139	50.5%	574	401	43.2%
Ukraine	76	45	69.0%	217	104	108.5%
Kazakhstan	41	35	19.7%	123	98	25.0%
Bangladesh	15	13	18.4%	46	19	137.9%
Uzbekistan	14	11	19.2%	40	32	27.2%
HQ & Kyrgyzstan	n.m	1	n.m	n.m	4	n.m

Note: Revenues from enterprise identity and credentials management services have been reported within the VEON Digital Enterprise vertical starting from 1Q26 onwards. Prior periods have been reclassified accordingly.

12

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

By verticals, **financial services** remain the largest contributor, accounting for approximately 46.6% of total digital revenues in 3Q26. **VEON Digital Financial Group (VEON DFG)** serves as VEON's dedicated organizational and strategic arm for digital financial services, bringing together the Group's financial assets and businesses under a unified vision and operating framework. Leveraging VEON's extensive customer reach, digital ecosystems, technology capabilities and local market expertise, VEON DFG aims to accelerate financial inclusion, expand access to affordable and innovative financial services, and unlock new opportunities for sustainable growth across VEON's markets.

VEON Group USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Digital Revenues: Split by verticals	355	244	45.9%	1,000	658	52.0%
VEON Financial Services	166	107	54.2%	451	304	48.2%
VEON Digital Life	123	77	60.7%	347	175	98.2%
Entertainment	45	31	45.2%	128	75	72.7%
Ride-hailing	33	25	35.5%	99	46	113.5%
Health	11	2	485.3%	29	5	446.6%
Premium Digital Brands	32	18	79.9%	87	46	88.0%
Others	2	1	34.6%	4	3	36.7%
VEON Digital Enterprise	66	60	11.9%	202	179	12.9%

Note: Revenues from enterprise identity and credentials management services have been reported within the VEON Digital Enterprise vertical starting from 1Q26 onwards. Prior periods have been reclassified accordingly.

VEON Digital Life revenue amounted to USD 123 million in 3Q26. VEON Digital Life spans the everyday services our customers rely on beyond connectivity. It includes entertainment, ride-hailing, healthcare, and a growing portfolio of marketplaces, SuperApps, premium brands, and education:

- **Entertainment** digital revenues (comprising Tamasha in Pakistan, Kyivstar TV in Ukraine, BeeTV in Kazakhstan, Kinom in Uzbekistan and Toffee in Bangladesh)
- **Ride-Hailing** digital revenues reflect Uklon's business in Ukraine and Uzbekistan as it continued to expand beyond ride-hailing into a one-stop mobility platform.
- **Digital Health revenues** continued to scale across the Group, led by Helsi and Tabletki.ua as our anchor platforms in the vertical.
- **Premium digital brands** are VEON's portfolio of premium digital brands, which offer subscriptions, premium content, in-app upgrades and other value-added digital services. Our key premium digital brands are ROX in Pakistan, Ryze in Bangladesh, Izi in Kazakhstan, and OQ in Uzbekistan.
- **Others segments** comprise SuperApps, Marketplaces and Education.

VEON Digital Enterprise revenues are generated from our enterprise platforms that are transforming from internal enablers into market-facing technology leaders, delivering AI, cloud, and data solutions to corporate and government clients. These include QazCode (in Kazakhstan), Kyivstar.Tech (in Ukraine), Garaj (in Pakistan), Buildx (in Uzbekistan), bCloud (in Bangladesh) and the VEON AdTech business. Effective 1Q26, revenues from our enterprise identity and credentials management services, now rapidly transitioning to API-led platforms, are also reported within the VEON Digital Enterprise vertical. These revenues amounted to USD 45 million in 3Q26 (USD 45 million in 3Q25). Prior period financials have been reclassified accordingly to ensure comparability.

13

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Group Financial Overview

VEON Group USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Total Revenues[1]	1,307	1,115	17.2%	3,779	3,228	17.1%
Telecommunications and infrastructure[2]	952	871	9.2%	2,779	2,570	8.1%
Digital Services includes[2] :	355	244	45.9%	1,000	658	52.0%
VEON Financial Services	*166*	*107*	*54.2%*	*451*	*304*	*48.2%*
VEON Digital Life	*123*	*77*	*60.7%*	*347*	*175*	*98.2%*
VEON Digital Enterprise	*66*	*60*	*11.9%*	*202*	*179*	*12.9%*
EBITDA[1]	577	524	10.1%	1,645	1,483	11.0%
Telecommunications and infrastructure	449	441	1.8%	1,299	1,266	2.7%
Digital includes :	128	83	54.5%	346	217	59.6%
VEON Financial Services	*54*	*32*	*70.1%*	*139*	*89*	*57.9%*
VEON Digital Life	*49*	*26*	*84.6%*	*136*	*60*	*125.0%*
VEON Digital Enterprise	*25*	*25*	*2.0%*	*71*	*68*	*3.8%*
EBITDA Margin (%)	44.1%	47.0%	(2.9p.p.)	43.5%	45.9%	(2.4p.p.)
Telecommunications and infrastructure	47.2%	50.6%	(3.4p.p.)	46.8%	49.2%	(2.4p.p.)
Digital includes :	36.0%	34.0%	2.0p.p.	34.6%	33.0%	1.6p.p.
VEON Financial Services	*32.7%*	*29.7%*	*3.0p.p.*	*30.9%*	*29.0%*	*1.9p.p.*
VEON Digital Life	*39.6%*	*34.5%*	*5.1p.p.*	*39.2%*	*34.5%*	*4.7p.p.*
VEON Digital Enterprise	*37.5%*	*41.1%*	*(3.6p.p.)*	*35.1%*	*38.2%*	*(3.1p.p.)*
Depreciation and Amortization	(231)	(204)	12.5%	(665)	(598)	11.0%
Impairment loss, net	(2)	(3)	(2.4%)	(6)	(6)	7.5%
Listing expense	-	(162)	n.m	-	(162)	n.m
Gain on disposal of non-current assets	31	1	>100%	36	1	>100%
Gain on disposal of subsidiaries	30	(97)	n.m	49	400	(87.8%)
Operating profit/EBIT	405	59	585.7%	1,060	1,118	(5.2%)
Net foreign exchange gain / (loss)	25	(6)	n.m	38	(58)	n.m
Net finance costs	(154)	(132)	17.2%	(423)	(358)	18.0%
Other non-operating (loss) / gain, net	29	(4)	n.m	13	27	(53.6%)
Profit before tax[1]	305	(83)	n.m	688	729	(5.6%)
Income tax expense	(80)	(44)	85.5%	(200)	(130)	53.9%
Effective tax rate (%)	26.1%	n.m	n.m.	29.1%	17.8%	11.3p.p.
Profit for the Period[2]	225	(127)	n.m	488	599	(18.6%)
(Less) Non-Controlling Interest	(38)	(4)	817.3%	(80)	(36)	123.6%
Profit attributable to owners of the parent	187	(131)	n.m	408	563	(27.6%)
EPS (per ADS, basic)[3]	2.74	(1.91)	n.m	5.86	8.05	(26.9%)
EPS (per ADS, diluted)[3]	2.67	(1.84)	n.m	5.74	7.81	(26.5%)
WANS (basic)	1,713	1,735		1,733	1,749	
WANS (diluted)	1,756	1,735		1,777	1,803	

1. Like-on-like 3Q26 Revenue, EBITDA and profit growth at 15.8%, 9.8% and 2.4% and 9M26 at 16.4%, 12.3% and 25.5% respectively. Reconciliations included as Attachment B
2. Effective 1Q26, Enterprise identity and credentials management revenue is now reported within VEON Digital Enterprise (3Q26: USD 45 million; 3Q25: USD 45 million, 9M26: USD 132 million; 9M25: USD 133 million).
3. The common share to American Depositary Share (ADS) ratio is 25 common shares to 1 ADS.

Total Revenues increased 17.2% YoY in 3Q26, driven by pricing-led growth across core connectivity services and the contribution from acquired and expanding digital platforms. An improved product mix, rising multiplay adoption and resilient demand across key operating markets provided further support. On a like-for-like basis, total revenues increased 15.8% YoY, with the reconciliation to reported revenue growth provided in Attachment B.

EBITDA increased by 10.1% YoY to USD 577 million in 3Q26. On a like-for-like basis, Group EBITDA increased 9.8% YoY. The EBITDA margin was 44.1%, compared with 47.0% in 3Q25. The margin trend is driven by revenue mix as digital businesses typically operate at lower EBITDA margins than traditional Telecommunications services due to their growth and investment characteristics.

Telecommunications and infrastructure EBITDA amounted to USD 449 million in 3Q26, with an EBITDA margin of 47.2%.

14

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Digital EBITDA increased 54.5% YoY to USD 128 million for 3Q26, with an EBITDA margin of 36.0%, reflecting continued scaling and operating leverage across digital platforms.

Depreciation and amortization rose 12.5% YoY in 3Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure.

Operating profit/EBIT increased 585.7% YoY in 3Q26, primarily reflecting the impact of a non-cash charge of USD 259 million recognized in 3Q25 results related to the Kyivstar Group listing and the sale of Kyrgyzstan operations (sold during the third quarter of 2025). 3Q26 reflects a gain of USD 31 million from the Amdocs transaction, presented within gain on disposal of non-current assets.

Net finance costs increased by 17.2% YoY in 3Q26, driven by higher gross debt and increase in lease liabilities, partially offset by higher interest income from higher cash balances.

Other non-operating gain / (loss), net reflects a USD 29 million gain for 3Q26, which was primarily driven by a change in fair value of Kyivstar Group Ltd warrants (USD 15 million for 3Q26).

Income tax expense increased to USD 80 million in 3Q26 from USD 44 million in 3Q25. The effective tax rate (ETR) was 26.1% in 3Q26. The prior-year rate was negative because local income tax was charged on subsidiary profits, whereas the Group's consolidated result was a pre-tax loss driven by subsidiary disposal losses and a one-time listing expense.

Net profit attributable to owners of the parent was USD 187 million in 3Q26 compared with a net loss of USD 131 million in 3Q25. The loss in 3Q25 reflects the impact of a non-cash charge of USD 259 million recognized in 3Q25 results related to the Kyivstar Group listing and sale of Kyrgyzstan operations (sold during the third quarter of 2025).

Free Cash Flow

FCF was previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged. 3Q25 FCF includes USD 230 million of asset disposal proceeds vs. USD 61 million in 3Q26. Excluding disposals, FCF grew 91.8% in 3Q26. 9M25 FCF includes USD 514 million of asset disposal proceeds vs. USD 356 million in 9M26, excluding disposals, FCF grew strongly to USD 164 million in 9M26 (versus USD 6 million in 9M25).

USD million	3Q26	3Q25	9M26	9M25
EBITDA	**577**	**524**	**1,645**	**1,483**
Changes in working capital	(15)	(87)	65	(109)
Changes in provisions, pensions and other	16	32	61	80
Net Interest paid	(62)	(66)	(240)	(238)
Income taxes paid	(67)	(79)	(223)	(324)
Banking interest expense	(13)	(10)	(35)	(26)
Cash capex (excluding license payments)	(208)	(194)	(673)	(602)
Proceeds from full and partial sale of subs & other non-current assets	61	230	356	514
Lease liabilities payments - principal	(75)	(70)	(215)	(175)
Licenses payments	(63)	(57)	(75)	(73)
Decrease / (increase) in customer banking deposits / loans	50	80	(146)	(9)
Free Cash Flow	**201**	**303**	**520**	**520**

Free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like debt issuance or re-payments and proceeds from issuance of shares are excluded.

15

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Liquidity and Capital Structure

USD million	30 Sep'2026	30 Jun'2026	QoQ	30 Sep'2025	YoY
Cash and cash equivalents includes:	**2,033**	**2,193**	**(7.3%)**	**1,663**	**22.3%**
Cash at HQ	*755*	*968*	*(21.9%)*	*636*	*18.7%*
Cash & Deposits relating to Pakistan banking	*532*	*510*	*4.5%*	*282*	*88.8%*
Gross debt, of which	**5,162**	**5,362**	**(3.7%)**	**4,861**	6.2%
Bonds and loans – principal	3,171	3,429	(7.5%)	3,051	3.9%
Lease liabilities - principal	1,876	1,855	1.1%	1,749	7.2%
Long-term accounts payable and other	115	77	49.4%	61	88.5%
Net debt[1]	**3,657**	**3,675**	**(0.5%)**	**3,478**	**5.2%**
Net debt / LTM EBITDA	1.68x	1.73x		1.84x	
Net debt excluding leases[1]	**1,781**	**1,819**	**(2.1%)**	**1,729**	**3.0%**
Net debt excluding leases[1] / LTM EBITDAaL	1.05x	1.10x		1.13x	

1. Excludes USD 532 million of cash and deposits relating to banking operations in Pakistan as of September 30, 2026 and includes accrued interest income of USD 4m on money market deposits.

Cash and cash equivalents declined to USD 2,033 million at the end of 3Q26, from USD 2,193 million at the end of 2Q26. Of this amount, USD 755 million was held at headquarters, compared with USD 968 million at the end of 2Q26. Net dividends up-streamed from Operating Companies were USD 90.1 million after withholding tax in 3Q26 (USD 194.3 million for 9M26).

Gross debt declined to USD 5,162 million at the end of 3Q26, down from USD 5,362 million at the end of 2Q26, a quarter-on-quarter decrease of approximately 3.7%, largely attributable to the early repayment of the USD 210 million term loan facility agreement dated 27 March 2025.

Net debt decreased 0.5% quarter-on-quarter to USD 3,657 million at the end of 3Q26, from USD 3,675 million at the end of 2Q26, as a reduction in gross debt reinforced by a smaller decrease in cash position. Year-on-year, net debt decreased 0.5% to USD 3,657 million in 3Q26. Net debt to LTM EBITDA improved to 1.68x, from 1.73x in the previous quarter and 1.84x a year earlier.

Net debt excluding leases decreased 2.1% quarter-on-quarter to USD 1,781 million but increased 3.0% year-on-year. Net debt excluding leases/LTM EBITDAaL improved to 1.05x from 1.10x quarter-on-quarter, while improving from 1.13x a year earlier. The leverage calculation excludes USD 532 million of cash and cash equivalents relating to banking operations in Pakistan as of September 30, 2026.

16

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 17 2026 OUTLOOK, CAPITAL RETURN POLICY VEON is revising up the mid-point of its 2026 outlook for revenues and EBITDA. Revenue growth outlook is now expected 16%–18% YoY (previously 15%-18%) in USD terms, and EBITDA growth outlook at 10%–12% YoY (previously 9% to 12%). Capex intensity (excl. Ukraine) outlook maintained at 15% to 17% of revenues. Since August 2024, VEON has completed USD 200 million in cumulative buybacks. In September 2026, it announced a new program to repurchase 3.9% of outstanding shares (2.9 million ADSs) through open-market purchases and proportionate shareholder participation - a program valued at approximately USD 200 million based on the closing price of USD 69.37 per ADS on September 22, 2026, the announcement date (each ADS represents 25 shares). As of November 4, 2026, VEON had repurchased 1.55 million ADSs for USD 112.5 million under the 2.9 million ADS program. Of these, 1.08 million ADSs (1.5% of outstanding shares) were cancelled effective October 20, 2026. VEON will cancel all additional shares acquired under the new program. Going forward, VEON intends to return approximately USD 200 million to shareholders annually via its buyback programs. VEON continues to believe that its shares remain undervalued and that buybacks are an effective means of delivering value to shareholders, underscoring a disciplined approach to capital allocation and long-term value creation. Including earlier phases of the program first announced in August 2024, VEON has now repurchased 5.6 million ADSs. (7.6% of total ADSs outstanding) to November 4, 2026, for a total consideration of USD 312.5 million. SIGNIFICANT DEVELOPMENTS SUBSEQUENT TO QUARTER-END On November 06, 2026, VEON announced an agreement to acquire a 33.75% equity stake, with control rights, in Jungo TV. Jungo TV operates more than 50 streaming and television channels across 65 countries, via platforms including Amazon, Roku, Pluto TV, Samsung TV Plus and VIZIO, and its portfolio includes the All Women’s Sports Network, co-founded by Whoopi Goldberg. The investment combines Jungo TV’s content and international distribution with VEON’s digital platforms and customer relationships, expanding access to entertainment and sports programming across Pakistan, Bangladesh, Uzbekistan, Kazakhstan and Ukraine while driving digital revenue through subscriptions, advertising, sponsorship and content licensing. The consideration comprises USD 5 million in cash, and approximately 2.35 million existing shares of Kyivstar Group Ltd. (NASDAQ: KYIV) held by VEON, to be delivered at closing. At the agreed reference price of $18.00 per Kyivstar share, the total consideration is approximately $47.3 million. On October 27, 2026, Kyivstar announced the acquisition of GigaCloud, a leading Ukrainian cloud infrastructure provider, for up to USD 50 million, advancing its digital enterprise cloud proposition, digital ecosystem and AI strategy. Founded in 2016, GigaCloud serves more than 1,800 enterprise customers. Based on unaudited management accounts, the company generated approximately USD 14 million in revenue and USD 4.7 million in EBITDA in 2025, representing an EBITDA margin of approximately 34%. The transaction is expected to be immediately accretive to Kyivstar’s earnings and cash flow. On October 19, 2026, VEON announced that it has agreed to acquire 100% of Rubicon Wireless, the mobile network operator trading under the “Perfectum” brand, a mobile network operator in Uzbekistan. Under the terms of the agreement, the total consideration is approximately USD 207 million inclusive of the assumed Perfectum's outstanding financial debt of approximately USD 93 million. Perfectum’s assets include 115 MHz of spectrum across the 850 MHz and 3,800 MHz bands, together with modern network equipment and infrastructure assets, including a 5G standalone network deployed using Nokia equipment. The transaction is expected to increase Beeline Uzbekistan’s spectrum holdings by approximately 50%, providing additional resources to enhance network coverage and capacity and support its roadmap for 5G and fixed wireless access services. On October 9, 2026, Banglalink announced the launch of satellite-to-mobile service, powered by Starlink, making Bangladesh the first country in South Asia to introduce the service. Inclusive of Ukraine, Kazakhstan and now Bangladesh. VEON has more than 13 million customers using the service across its markets. On October 7, 2026, VEON announced a 10-year strategic agreement with Amdocs to run and continuously modernize its core technology operations across Eurasia. Amdocs will also integrate certain QazCode intellectual property into Amdocs as its agentic operating system for telecommunications. The agreement accelerates VEON’s

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 18 digital operator strategy and brings long-term cost predictability to IT. Under the agreement Qazcode sold five software applications to Amdocs for the total consideration of USD 38 million, of which part is deferred over two years. VEON recognized a gain on sale of USD 31 million upon the transaction, presented within gain on disposal of non-current assets in 3Q26.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 19 OUTLOOK FOR 2026 VEON is revising up the mid-point of its 2026 outlook for revenues and EBITDA. Revenue growth is now expected 16%– 18% YoY (previously 15%-18%) in USD terms, and EBITDA growth at 10%–12% YoY (previously 9% to 12%). Capex intensity (excl. Ukraine) outlook is unchanged at 15% to 17% of revenues. FY26 Outlook 9M26 Actual USD USD Total Revenue, YoY Growth 16% - 18% 17.1% Previous outlook 15% - 18% EBITDA, YoY Growth 10% - 12% 11.0% Previous outlook 9% - 12% Capex Intensity (excl. Ukraine) 15% - 17% (unchanged) 15.4%

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

PRESENTATION OF FINANCIAL RESULTS

Interim Condensed Consolidated Income Statement

for the three and nine-month periods ended September 30

	Three-month period		Nine-month period	
(In millions of U.S. dollars, except per share amounts)	**2026**	**2025**	**2026**	**2025**
Revenue	1,307	1,115	3,779	3,228
Cost of services, equipment and accessories	(193)	(133)	(515)	(366)
Selling, general and administrative expenses	(538)	(470)	(1,622)	(1,392)
Listing expense	—	(162)	—	(162)
Depreciation	(164)	(149)	(473)	(429)
Amortization	(67)	(55)	(192)	(169)
Impairment loss	(2)	(3)	(6)	(6)
Gain on disposal of non-current assets	31	1	36	1
Gain on disposal of subsidiaries, net	30	(97)	50	400
Other operating income	1	12	3	13
Operating profit	405	59	1,060	1,118
Finance costs	(174)	(146)	(491)	(392)
Finance income	20	14	68	34
Other non-operating (loss) / gain, net	29	(4)	13	27
Net foreign exchange (loss) / gain	25	(6)	38	(58)
Profit before tax	305	(83)	688	729
Income taxes	(80)	(44)	(200)	(130)
Profit / (loss) for the period	225	(127)	488	599
Attributable to:				
The owners of the parent	187	(131)	408	563
Non-controlling interest	38	4	80	36
	225	(127)	488	599
Earnings / (loss) per share attributable to ordinary equity holders of the parent				
Basic	$0.11	($0.08)	$0.24	$0.32
Diluted	$0.11	($0.08)	$0.24	$0.31
Earnings / (loss) per ADS attributable to ordinary equity holders of the parent (25 common shares equal 1 ADS)				
Basic	$2.74	($1.89)	$5.89	$8.05
Diluted	$2.67	($1.89)	$5.74	$7.81
Weighted average common shares outstanding:				
Basic	1,712.52	1,734.92	1,732.79	1,748.75
Diluted	1,756.17	1,734.92	1,776.47	1,803.19

20

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 21 Interim Condensed Consolidated Statement of Comprehensive Income for the three and nine-month period ended September 30 Three-month period Nine-month period (In millions of U.S. dollars) 2026 2025 2026 2025 Revenue Profit / (loss) for the period 225 (127) 488 599 Items that may be reclassified to profit or loss Foreign currency translation 47 (2) (17) 7 Reclassification of accumulated foreign currency translation reserve to income statement upon disposal of subsidiary (28) 99 (47) (355) Net gain on cash flow hedges 3 - 2 - Items that will not be reclassified to profit or loss Fair value re-measurement of financial instruments (1) - (2) 7 Other (2) - (1) - Other comprehensive income / (loss) for the period, net of tax 19 97 (65) (341) Total comprehensive income for the period, net of tax 244 (30) 423 258 Attributable to: The owners of the parent 196 (31) 341 225 Non-controlling interests 48 1 82 33 Total comprehensive income for the period, net of tax 244 (30) 423 258

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 22 Interim Condensed Consolidated Statement of Financial Position as of (In millions of U.S. dollars) 30 Sep 2026 31 Dec 2025 Assets Non-current assets Property and equipment 4,086 3,757 Intangible assets 1,898 1,549 Investments and derivatives 53 144 Deferred tax assets 446 418 Loans to customers 71 31 Other assets 168 203 Total non-current assets 6,722 6,102 Current assets Inventories 42 32 Trade and other receivables 377 266 Investments and derivatives 432 489 Current income tax assets 56 43 Loans to customers 390 335 Other assets 231 216 Cash and cash equivalents 2,033 1,732 Total current assets 3,561 3,113 Total assets 10,283 9,215 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,651 1,340 Non-controlling interests 398 294 Total equity 2,049 1,634 Non-current liabilities Debt and derivatives 4,367 4,043 Provisions 48 43 Deferred tax liabilities 62 41 Other liabilities 16 18 Total non-current liabilities 4,493 4,145 Current liabilities Trade and other payables 1,741 1,442 Debt and derivatives 1,244 1,102 Provisions 70 261 Current income tax payables 92 88 Other liabilities 594 539 Total current liabilities 3,741 3,432 Liabilities associated with assets held for sale - 4 Total equity and liabilities 10,283 9,215

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 23 Interim Condensed Consolidated Statement of Cash Flows for the nine-month periods ended September 30 (In millions of U.S. dollars) 2026 2025 Operating activities Profit before tax 688 729 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss, net 671 604 Gain on disposal of non-current assets (36) (1) Gain on disposal of subsidiaries, net (50) (400) Finance costs 491 392 Finance income (68) (34) Other non-operating (loss) / gain, net (13) (27) Net foreign exchange loss / (gain) (38) 58 Listing expense — 162 Changes in trade and other receivables and prepayments (85) (129) Changes in inventories (9) (10) Changes in trade and other payables 160 29 Changes in provisions, pensions and other 61 80 Interest paid (287) (266) Interest received 47 28 Income tax paid (223) (323) Net cash flows from operating activities from continuing operations 1,309 892 Investing activities Purchase of property, plant and equipment (571) (523) Purchase of intangible assets (177) (152) Payment on deposits 12 (21) Investment (in)/ receipts from financial assets (22) 24 Acquisition of subsidiary, net of cash acquired (241) (151) Proceeds from sales of share in subsidiaries, net of cash 179 378 Proceeds from sales of property, plant and equipment 37 4 Net outflows on loans granted (76) (40) Net cash flows used in investing activities from continuing operations (859) (481) Financing activities Proceeds from borrowings, net of fees paid 1,654 832 Repayment of debt (1,487) (1,152) Payments of lease liabilities (215) (175) Proceeds from sale of non-controlling interest 140 — Share repurchases (126) (93) Dividends paid to non-controlling interests (16) — Proceeds from subsidiary listing, net of fees — 132 ADG resolution (120) — Net cash flows used in financing activities from continuing operations (170) (456) Net increase / (decrease) in cash and cash equivalents 280 (45) Net foreign exchange difference 20 6 Cash and cash equivalents classified as held for sale at the beginning of the period — 14 Cash and cash equivalents at beginning of period, net of overdrafts 1,732 1,688 Cash and cash equivalents at end of period, net of overdraft 2,033 1,663

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

COUNTRY OVERVIEW

Key Figures by Countries

USD million	3Q26	3Q25	YoY	YoY local currency	9M26	9M25	YoY	YoY local currency
Group Total revenue	**1,307**	**1,115**	**17.2%**	**15.7%**	**3,779**	**3,228**	**17.1%**	**16.5%**
Telecom + Infra	952	871	9.2%	7.7%	2,779	2,570	8.1%	7.6%
Digital[1]	355	244	45.9%	44.2%	1,000	658	52.0%	51.3%
Pakistan	**522**	**405**	**28.9%**	**26.6%**	**1,486**	**1,186**	**25.4%**	**24.2%**
Telecom + Infra	313	266	17.6%	15.5%	912	785	16.3%	15.2%
Digital[1]	209	139	50.5%	47.9%	574	401	43.2%	41.9%
Ukraine	**352**	**299**	**17.4%**	**26.4%**	**1,018**	**842**	**21.0%**	**28.2%**
Telecom + Infra	276	254	8.3%	16.6%	801	738	8.6%	15.1%
Digital[1]	76	45	69.0%	81.9%	217	104	108.5%	121.3%
Kazakhstan	**230**	**213**	**8.5%**	**(6.6%)**	**669**	**601**	**11.1%**	**2.0%**
Telecom + Infra	189	178	6.3%	(8.4%)	546	503	8.4%	(0.5%)
Digital[1]	41	35	19.7%	3.0%	123	98	25.0%	14.6%
Bangladesh	**117**	**117**	**0.7%**	**1.9%**	**354**	**345**	**2.6%**	**3.6%**
Telecom + Infra	102	104	(1.5%)	(0.3%)	308	326	(5.4%)	(4.5%)
Digital[1]	15	13	18.4%	19.8%	46	19	137.9%	140.1%
Uzbekistan	**86**	**77**	**11.0%**	**5.7%**	**252**	**225**	**12.2%**	**5.9%**
Telecom + Infra	72	66	9.5%	4.3%	212	193	9.8%	3.5%
Digital[1]	14	11	19.2%	13.4%	40	32	27.2%	20.1%
HQ and Others[2]	-	4	n.m	n.m	-	29	n.m	n.m
Group EBITDA	**577**	**524**	**10.1%**	**9.5%**	**1,645**	**1,483**	**11.0%**	**11.1%**
Telecom + Infra	449	441	1.8%	1.3%	1,299	1,266	2.7%	2.8%
Digital[1]	128	83	54.5%	52.9%	346	217	59.6%	**62.2%**
Pakistan	**235**	**186**	**26.2%**	**23.9%**	**660**	**512**	**28.9%**	**27.7%**
Telecom + Infra	161	147	9.9%	7.9%	474	403	17.5%	16.4%
Digital[1]	74	39	86.9%	83.5%	186	109	71.5%	69.8%
Ukraine	**190**	**171**	**10.7%**	**19.2%**	**553**	**480**	**15.1%**	**22.1%**
Telecom + Infra	159	153	3.4%	11.3%	462	435	6.1%	12.5%
Digital[1]	31	18	74.7%	88.0%	91	45	102.9%	115.2%
Kazakhstan	**94**	**115**	**(18.4%)**	**(29.6%)**	**274**	**309**	**(11.5%)**	**(18.9%)**
Telecom + Infra	77	96	(20.0%)	(30.9%)	228	260	(12.1%)	(19.4%)
Digital[1]	17	19	(10.3%)	(22.9%)	45	49	(8.3%)	(16.1%)
Bangladesh	**49**	**49**	**(0.5%)**	**0.7%**	**145**	**175**	**(17.4%)**	**(16.7%)**
Telecom + Infra	44	43	1.7%	2.9%	131	172	(23.8%)	(23.1%)
Digital[1]	5	6	(18.2%)	(17.1%)	14	3	346.8%	350.7%
Uzbekistan	**31**	**27**	**15.2%**	**9.4%**	**91**	**82**	**10.8%**	**4.4%**
Telecom + Infra	29	26	12.2%	6.8%	82	75	8.4%	2.2%
Digital[1]	2	1	83.6%	69.1%	9	7	36.0%	27.2%
HQ and Others[2]	**(22)**	**(24)**	**n.m**	**n.m**	**(77)**	**(76)**	**n.m**	**n.m**
Group EBIT / Op. Profit	**405**	**59**	**585.7%**	**574.8%**	**1,060**	**1,118**	**(5.2%)**	**(5.4%)**
Pakistan	159	102	55.8%	53.1%	442	381	16.0%	14.8%
Ukraine	127	(43)	n.m	n.m	379	176	115.1%	127.2%
Kazakhstan	86	85	0.3%	(14.2%)	194	212	(8.4%)	(17.0%)
Bangladesh	9	3	231.5%	235.9%	24	36	(32.9%)	(32.3%)
Uzbekistan	16	11	41.6%	34.1%	51	39	31.3%	23.5%
HQ and Others[1]	8	(99)	n.m	n.m	(30)	274	n.m	n.m

1. Revenue from enterprise identity and credential management services is reported within the VEON Digital Enterprise vertical starting 1Q26, with 3Q26 at USD 45 million and 9M26 at USD 132 million. Prior periods have been reclassified accordingly (3Q25: USD 45 million; 9M25: USD 133 million).
2. HQ, Others and eliminations include Kyrgyzstan business for 3Q25 (prior to sale in August 2025)

24

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

PAKISTAN

Strong all-round growth

Consolidated Financial Metrics

PKR million	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which:	**144,935**	**114,479**	**26.6%**	**414,386**	**333,601**	**24.2%**
Telecom and infrastructure	86,826	75,176	15.5%	254,343	220,807	15.2%
Digital	58,109	39,303	47.9%	160,043	112,794	41.9%
Digital % of Total Revenue (%)	40.1%	34.3%	5.8p.p.	38.6%	33.8%	4.8p.p.
Total EBITDA, of which:	**65,172**	**52,594**	**23.9%**	**184,066**	**144,106**	**27.7%**
Telecom and infrastructure	44,720	41,451	7.9%	132,097	113,506	16.4%
Digital	20,452	11,143	83.5%	51,969	30,600	69.8%
EBITDA margin (%), of which:	**45.0%**	**45.9%**	**(0.9p.p.)**	**44.4%**	**43.2%**	**1.2p.p.**
Telecom and infrastructure	51.5%	55.1%	(3.6p.p.)	51.9%	51.4%	0.5p.p.
Digital	35.2%	28.4%	6.8p.p.	32.5%	27.1%	5.4p.p.
EBIT	**44,238**	**28,891**	**53.1%**	**123,325**	**107,394**	**14.8%**
EBIT margin (%)	30.5%	25.2%	5.3p.p.	29.8%	32.2%	(2.4p.p.)
Total Capex, of which:	**20,947**	**12,401**	**68.9%**	**50,154**	**37,921**	**32.3%**
Telecom and infrastructure	18,616	11,729	58.7%	44,017	34,492	27.6%
Digital	2,331	672	246.7%	6,137	3,429	79.0%
LTM Total Capex Intensity	**13.2%**	**13.5%**	**(0.3p.p.)**	**13.2%**	**13.5%**	**(0.3p.p.)**

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 at PKR 6.5 billion and 9M26 at PKR 19.6 billion. Prior periods have been reclassified accordingly (3Q25: PKR 6.6 billion; 9M25: PKR 19.0 billion).

Telecommunications Metrics

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Mobile customers (mn)	76.4	72.7	5.1%	75.4	74.9	73.9
4G/5G customers (mn)	59.5	55.1	8.1%	58.1	57.1	55.5
Multiplay customers (mn)	23.2	22.8	1.6%	22.9	23.8	23.7
Mobile ARPU (LCY)	320.0	298.8	7.1%	328.6	317.1	307.1
Data usage (GB/user)	8.4	7.5	11.7%	8.2	8.2	7.7

Digital Metrics

Millions	3Q26	2Q26	1Q26	4Q25
Total Digital customers[1]	**133.8**	**136.0**	**142.7**	**122.1**
Includes:				
JazzCash	30.4	29.5	29.2	27.0
SIMOSA	36.3	33.8	34.0	29.5
Tamasha	33.9	38.7	48.9	33.7
ROX	3.3	3.3	3.5	3.1
FikrFree[2]	16.8	17.9	18.0	17.7

1. Digital customers refer to active users in 3Q26; 2. For FikrFree, the numbers refer to unique policy holders in the quarter and includes prior period adjustments

VEON's operations in Pakistan comprise two distinct businesses: Jazz (digital operator business), and the financial services business, which includes Mobilink Microfinance Bank, Jazz Cash and JazzSure Insurance. To date, results for both have been presented on a consolidated basis. Starting this quarter, VEON is presenting the two businesses separately to provide investors with greater transparency into the performance, economics and growth drivers of each business.

Amounts presented for Jazz and the financial services business are shown on a standalone basis and may not sum to consolidated Pakistan results due to intercompany eliminations and consolidation adjustments.

25

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

JAZZ DIGITAL OPERATOR

Robust all-round growth

Financial Metrics

PKR million	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which:	**103,377**	**90,212**	**14.6%**	**303,862**	**262,219**	**15.9%**
Telecom and infrastructure	87,632	76,799	14.1%	256,847	222,143	15.6%
Digital	15,745	13,413	17.4%	47,015	40,077	17.3%
Digital % of Total Revenue (%)	15.2%	14.9%	0.4p.p.	15.5%	15.3%	0.2p.p.
Total EBITDA, of which:	**51,267**	**46,779**	**9.6%**	**151,327**	**119,138**	**27.0%**
Telecom and infrastructure	44,710	42,391	5.5%	132,249	109,047	21.3%
Digital	6,557	4,388	49.4%	19,078	10,091	89.1%
EBITDA margin (%), of which:	**49.6%**	**51.9%**	**(2.3p.p.)**	**49.8%**	**45.4%**	**4.4p.p.**
Telecom and infrastructure	51.0%	55.2%	(4.2p.p.)	51.5%	49.1%	2.4p.p.
Digital	41.6%	32.7%	8.9p.p.	40.6%	25.2%	15.4p.p.
EBIT	**31,506**	**23,765**	**32.57%**	**93,756**	**86,430**	**8.5%**
EBIT margin (%)	30.5%	26.3%	4.1p.p.	30.9%	33.0%	(2.1p.p.)
Total Capex, of which	**19,191**	**11,869**	**61.7%**	**47,450**	**33,600**	**41.2%**
Telecom and infrastructure	18,616	11,729	58.7%	44,017	31,351	40.4%
Digital	575	140	310.1%	3,433	2,249	52.6%
LTM Total Capex Intensity	**15.7%**	**14.7%**	**1.0p.p.**	**15.7%**	**14.7%**	**1.0p.p.**

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 at PKR 6.7 billion and 9M26 at PKR 20.1 billion. Prior periods have been reclassified accordingly (3Q25: PKR 6.7 billion; 9M25: PKR 19.5 billion).

Telecommunications Metrics

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Mobile customers (mn)	76.4	72.7	5.1%	75.4	74.9	73.9
4G/5G customers (mn)	59.5	55.1	8.1%	58.1	57.1	55.5
Multiplay customers (mn)	23.2	22.8	1.6%	22.9	23.8	23.7
Mobile ARPU (LCY)	320.0	298.8	7.1%	329.8	318.3	309.0
Data usage (GB/user)	8.4	7.5	11.7%	8.2	8.2	7.7

Digital Metrics

millions	3Q26	2Q26	1Q26	4Q25
Total Digital customers[1]	**103.4**	**106.5**	**113.5**	**95.1**
Includes:				
SIMOSA	36.3	33.8	34.0	29.5
Tamasha	33.9	38.7	48.9	33.7
ROX	3.3	3.3	3.5	3.1
FikrFree[2]	16.8	17.9	18.0	17.7

1. Digital customers refer to active users in 3Q26; 2. For FikrFree, the numbers refer to unique policy holders in the quarter and includes prior period adjustments.

26

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 27 Total revenue in 3Q26 increased 14.6% YoY to PKR 103,377 million, supported by growth in the core telecommunications and infrastructure business and continued expansion across digital services. Performance was driven by disciplined pricing actions, improved prepaid monetisation, growth in the subscriber base and data usage, and higher contributions from digital businesses. Telecommunications and infrastructure revenue grew 14.1% YoY to PKR 87,632 million, supported by effective pricing, higher mobile ARPU, increased data consumption and continued adoption of multiplay offers. Digital revenue grew 17.4% YoY to PKR 15,745 million, increasing its contribution to total revenue to 15.2% in 3Q26 from 14.9% in 3Q25. EBITDA increased 9.6% YoY to PKR 51,267 million in 3Q26, while the EBITDA margin was 49.6%, compared with 51.9% in 3Q25. EBITDA growth was supported by higher core revenues, improved prepaid monetisation and cost discipline, partly offset by annual cost escalations and revenue-linked expenses. Digital EBITDA increased 49.4% YoY to PKR 6,557 million, with the Digital EBITDA margin expanding to 41.6% from 32.7% in the prior year. In 9M26, total revenue increased 15.9% YoY to PKR 303,862 million, while EBITDA rose 27.0% YoY to PKR 151,327 million and the EBITDA margin expanded by 4.4 percentage points to 49.8%. Jazz continued to advance its DO1440 and AI1440 strategy. Its mobile subscriber base increased 5.1% YoY to 76.4 million, while mobile ARPU rose 7.1% YoY to PKR 320, supported by disciplined pricing and higher data usage. Data usage grew 11.7% YoY to 8.4 GB per user. The 4G / 5G user base reached 59.5 million, up 8.1% YoY, with 4G/5G penetration increasing to 77.9%, a rise of 2.1 percentage points YoY. Total digital customers reached 103.4 million in 3Q26. Tamasha recorded 33.9 million users in 3Q26, compared with 38.7 million in 2Q26, reflecting the normalisation of engagement following the Pakistan Super League season. The platform continued to strengthen its entertainment offering through local content partnerships and premium sports programming. SIMOSA, Jazz's SIM- care and lifestyle platform, recorded 36.3 million users as of September 30, 2026, up 22.1% YoY. ROX, Jazz's premium digital brand, reached 3.3 million users, increasing 62.8% YoY. Multiplay customers grew 1.6% YoY to 23.2 million and represented 36.4% of the one month mobile customer base. These customers generate approximately 3.7 times the ARPU of voice-only users and remain an important source of growth through the combined use of voice, data and digital services. Total capex increased 61.7% YoY to PKR 19,191 million in 3Q26, reflecting continued investment in network capacity and 5G deployment following recent spectrum acquisitions, with over 1,000 5G sites rolled out to date. LTM capex intensity was 15.7%, compared with 14.7% in the prior-year period. Investment remains focused on deploying newly acquired spectrum, expanding network capacity and supporting growing data demand.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

PAKISTAN FINANCIAL SERVICES

Scaling profitably, and at pace

Financial Metrics

millions	PKR				USD			
	3Q26	YoY	9M26	YoY	3Q26	YoY	9M26	YoY
Total revenue, of which:	**43,424**	**67.6%**	**116,189**	**58.4%**	**156**	**70.6%**	**417**	**59.9%**
Credit related revenue	26,090	60.3%	73,361	58.0%	94	63.2%	263	59.5%
Payments and transaction revenue	9,730	67.8%	26,247	57.8%	35	70.8%	94	59.3%
Investment income	5,236	62.6%	13,187	45.4%	19	65.6%	47	46.7%
Other revenue	2,368	285.2%	3,394	181.9%	9	292.2%	12	184.6%
Total operating costs, of which:	**(23,420)**	**53.2%**	**(64,783)**	**51.1%**	**(84)**	**56.0%**	**(232)**	**52.5%**
Technology costs	(1,375)	84.4%	(4,298)	41.9%	(5)	87.8%	(15)	43.2%
Operating expenses	(22,045)	51.6%	(60,484)	51.8%	(79)	54.3%	(217)	53.2%
Operating Profit (before loan loss provisions)	**20,004**	**88.3%**	**51,407**	**68.8%**	**72**	**91.8%**	**184**	**70.4%**
Loan loss provisions	(11,207)	33.2%	(32,304)	29.7%	(40)	35.6%	(116)	30.8%
Operating Profit	**8,797**	**298.5%**	**19,103**	**244.4%**	**32**	**305.7%**	**69**	**248.4%**
Other non-operating gain	179	>100%	626	>100%	1	>100%	2	>100%
Net foreign exchange gain	(34)	n.m	(31)	17.9%	(0)	n.m	(0)	19.9%
Profit before tax	**8,941**	**296.8%**	**19,697**	**256.4%**	**32**	**304.0%**	**71**	**260.5%**
Income tax	(2,146)	(31.2%)	(6,395)	92.0%	(8)	(30.0%)	(23)	94.8%
Net Profit	**6,795**	**n.m.**	**13,303**	**505.5%**	**24**	**n.m.**	**48**	**509.1%**
EBITDA	**13,840**	**137.2%**	**32,731**	**109.8%**	**50**	**141.5%**	**117**	**112.0%**

Operating Metrics

	PKR			USD		
	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Customers transaction activity						
Branchless bank accounts (mn)	65.0	53.5	21.6%	65.0	53.5	21.6%
Customers Active During Quarter (mn)	30.4	26.3	15.6%	30.4	26.3	15.6%
Active merchants during quarter (k)	957.1	431.3	121.9%	957.1	431.3	121.9%
Gross transaction value (bn)	6,927	3,865	79.2%	25	14	82.5%
Chargeable Gross transaction value (bn)	3,199	1,757	82.1%	12	6	85.0%
Loan Portfolio						
Gross loan portfolio (mn), includes:	134,639	88,614	51.9%	486	315	54.4%
Banking loans (mn)	88,523	68,640	29.0%	320	244	31.3%
Nano loans (mn)	46,116	19,974	130.9%	166	71	134.6%
Disbursements during the period (mn)	141,311	78,451	80.1%	509	277	83.4%
Asset Quality						
NPL ratio (banking loans %)[1]	8.1%	10.4%	(2.3p.p.)	8.1%	10.4%	(2.3p.p.)
Recovery Rate (nano-loans %)[2]	93.2%	91.5%	1.7p.p	93.2%	91.5%	1.7p.p.
Capital adequacy ratio MMBL (%)	16.8%	18.0%	(1.2p.p.)	16.8%	18.0%	(1.2p.p.)
Cash / Treasury book						
Customer deposits (mn)	287,065	177,692	61.6%	1,036	631	64.1%
Average monthly investments (mn)	289,023	187,641	54.0%	1,044	667	56.5%

1. NPL ratio (banking loans%) Calculated as Stage 3 (credit-impaired) exposures, as defined under IFRS 9, divided by total outstanding portfolio.
2. Recovery rate reflects proportion of nano-loan principal recovered for cohorts maturing in the quarter, divided by total disbursement of that cohort . A cohort matures when 236 portfolio days have elapsed since disbursement

28

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 29 Pakistan Financial Services comprises JazzCash, Mobilink Bank (MMBL) and JazzSure (TPL Insurance, rebranded) bringing together payments, banking, lending and insurance under one platform. The combination pairs JazzCash’s and MMBL’s customer and merchant scale with regulated banking, balance-sheet and insurance capabilities, positioning Pakistan Financial Services to deepen customer relationships across payments, credit, savings, investments and insurance. Total revenue grew 67.6% YoY to PKR 43.4 billion in 3Q26. Credit-related revenue grew 60.3% to PKR 26.1 billion, payments and transaction revenue grew 67.8% to PKR 9.7 billion, and investment income grew 62.6% to PKR 5.2 billion. Operating profit (pre-provisions) grew 88.3% to PKR 20.0 billion and represents a margin of 46.2% of revenues for the period. Profit before tax grew 296.8% YoY to PKR 8.9 billion, with net profit at PKR 6.8 billion for the quarter. Branchless bank accounts increased 21.6% YoY to 65.0 million with customers active in the quarter growing 15.6% to 30.4 million. Transaction volumes grew 72.8% YoY while the average number of transactions per active customer grew 53.5% YoY to drive Gross Transaction Value (GTV) of PKR 6.9 trillion for 3Q26 (+79.2% YoY). LTM Gross Transaction Value rose 72.8% YoY to PKR 22.7 trillion (USD 81.2 bn). The business continues to build on its total merchant network which approximated 2.0 million as of September 2026, with active merchants at 957K for the quarter. Payment and transaction revenues are driven by continued expansion across payments and merchant services. A material proportion of transactions are non-fee generating, reflecting both the business's strategic focus on driving awareness and adoption and, in certain cases, existing regulatory restrictions. Chargeable Gross transaction value for the quarter was PKR 3.2 trillion, which made up 46% of Gross Transaction Value. Credit related revenues primarily relate to interest income and loan related fees earned on our lending portfolio, which includes traditional banking loans and nano-loans. Jazz Cash issued over 230K nano-loans per day during the quarter. The loan portfolio grew 51.9% YoY to PKR 134.6 billion as of 30 September. Average loan size for 3Q26 for banking loans and nano-loans was PKR 634k and PKR 5.7k respectively; average tenor for nano-loans is 4 weeks, and ~2 years for banking loans. Investment Income primarily comprises interest earned on cash deposits, float balances, and cash equivalents (like government securities) held on the platform. Loan-loss provisions increased 33.2% year-over-year to PKR 11.2 billion in 3Q26, with a 51.9% expansion in the gross loan portfolio during the same period. The NPL ratio on banking loans was 8.1% for the period, reflecting disciplined credit processes and the overall health of the loan portfolio. Over 80% of the banking loan portfolio is collateralized through gold or other security. The recovery rate on nano-loans was 93.2% for the period. Given the shorter tenor of nano-loans, we believe this is a more representative indicator of credit quality for the segment, as it captures the ultimate recovery outcome of loans extending past due date, rather than a point in time delinquency snapshot. The lending platform leverages proprietary data driven credit models and analytics capabilities built on customer transaction and behavioral data. These capabilities support more accurate risk assessment, improved customer targeting, and responsible portfolio growth, enabling the business to expand access to credit while maintaining disciplined risk management. This discipline is underpinned by a capital adequacy ratio of 16.8%, comfortably above regulatory minimums and providing continued headroom to support future lending growth. The business is taking a leadership role in KYC, activity monitoring and compliance. Whilst these may moderate near-term growth and add friction at the margin, they provide additional security on the platform, protect customers, drive regulatory trust and underpin healthier long-term growth.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

UKRAINE

Strong growth powered by digital expansion

Financial Metrics

UAH million	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which:	**15,713**	**12,429**	**26.4%**	**44,880**	**35,006**	**28.2%**
Telecom and infrastructure	12,321	10,565	16.6%	35,314	30,683	15.1%
Digital	3,391	1,864	81.9%	9,565	4,323	121.3%
Digital as a % of Total rev (%)	21.6%	15.0%	6.6p.p.	21.3%	12.3%	9.0p.p.
Total EBITDA, of which:	**8,482**	**7,115**	**19.2%**	**24,374**	**19,968**	**22.1%**
Telecom and infrastructure	7,100	6,380	11.3%	20,374	18,110	12.5%
Digital	1,381	735	88.0%	4,000	1,858	115.2%
EBITDA margin (%)	**54.0%**	**57.2%**	**(3.3p.p.)**	**54.3%**	**57.0%**	**(2.7p.p.)**
Telecom and infrastructure	57.6%	60.4%	(2.8p.p.)	57.7%	59.0%	(1.3p.p.)
Digital	40.7%	39.4%	1.3p.p.	41.8%	43.0%	(1.2p.p.)
EBIT	**5,667**	**(1,756)**	**n.m**	**16,718**	**7,357**	**127.2%**
EBIT margin (%)	36.1%	(14.1%)	n.m	37.3%	21.0%	16.2p.p.
Total Capex, of which	**3,229**	**4,254**	**(24.1%)**	**9,246**	**10,608**	**(12.8%)**
Telecom and infrastructure	3,061	4,163	(26.5%)	8,775	10,371	(15.4%)
Digital	168	91	84.2%	470	237	98.4%
LTM Total Capex Intensity	**25.9%**	**32.7%**	**(6.9p.p.)**	**25.9%**	**32.7%**	**(6.9p.p.)**

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 revenue at UAH 388 million and 9M26 revenue at UAH 1.2 billion. Prior periods have been reclassified accordingly (3Q25: UAH 400 million; 9M25: UAH 1.3 billion).

Telecommunications Metrics

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Mobile customers (mn)	21.7	22.5	(3.4%)	21.8	22.0	22.4
4G customers (mn)	15.5	15.0	3.7%	15.3	15.3	15.4
Multiplay customers (mn)	8.1	6.6	23.2%	8.1	8.1	7.3
Mobile ARPU (LCY)	178.9	153.1	16.9%	172.7	166.5	161.1
Data usage (GB/user)	15.5	13.0	20.0%	14.9	14.9	14.7
Fixed-line customers (mn)	1.3	1.2	11.3%	1.3	1.3	1.2
Fixed ARPU (LCY)	144.0	122.9	17.1%	140.4	133.4	127.8

Digital Metrics

millions	3Q26	2Q26	1Q26	4Q25
Total Digital customers[1]	**29.5**	**29.3**	**28.4**	**20.8**
<u>Includes:</u>				
My Kyivstar	8.9	9.2	8.7	7.8
Helsi	5.2	5.0	4.9	4.8
Kyivstar TV	3.5	3.6	3.4	3.1
Tabletki	6.6	6.3	6.3	-
Uklon	5.4	5.2	5.1	5.1
Rides	*42.8*	*43.0*	*43.7*	*43.6*
Deliveries	*1.5*	*1.4*	*1.5*	*1.3*

1. Digital customers refer to active users in 3Q26.

Total revenue increased 26.4% YoY in local currency to UAH 15,713 million in 3Q26, driven by growth across telecommunications and digital services. Performance reflected mobile price monetisation, higher data usage, enterprise growth and a larger contribution from Uklon and Tabletki.

30

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 31 Telecommunications and infrastructure revenue increased 16.6% YoY to UAH 12,321 million, supported by tariff optimization, repricing, higher mobile data consumption, B2B growth and contributions from Kyivstar’s renewable energy assets. Digital revenue increased 81.9% YoY to UAH 3,391 million, reflecting the consolidation of Uklon and Tabletki and growth across other digital platforms. Digital services represented 21.6% of total revenue, compared with 15.0% in 3Q25. EBITDA for the quarter increased 19.2% YoY in local currency to UAH 8,482 million, with the EBITDA margin declining 3.3 percentage points to 54.0%. Revenue growth and operating leverage were partly offset by higher electricity, personnel, digital operating and network support costs. Telecommunications and infrastructure EBITDA for the quarter increased 11.3% YoY to UAH 7,100 million, with EBITDA margin decreasing from 60.4% for 3Q25 to 57.6% for 3Q26. Digital EBITDA increased 88.0% YoY to UAH 1,381 million, with the margin rising to 40.7% from 39.4%. In 9M26, total revenue increased 28.2% YoY to UAH 44,880 million, while EBITDA rose 22.1% YoY to UAH 24,374 million and the EBITDA margin declined by 2.7 percentage points to 54.3%. Kyivstar continued to advance its DO1440 and AI1440 strategy. Mobile subscribers declined 3.4% YoY to 21.7 million, while mobile ARPU increased 16.9% YoY to UAH 178.9. Data usage increased 20.0% YoY to 15.5 GB per user, while the 4G user base reached 15.5 million, with penetration at 71.5%. Multiplay customers grew 23.2% YoY to 8.1 million and represented 40.3% of the one month mobile customer base. These customers generate approximately 3.6 times the ARPU of voice-only users and remain an important source of growth through the combined use of voice, data and digital services. Uklon reached 5.4 million users in 3Q26 and continued to expand beyond ride-hailing into delivery and adjacent services. The platform generated revenue of UAH 1,497 million and EBITDA of UAH 455 million, completing 42.8 million rides and 1.5 million deliveries. Expansion initiatives include electric scooters, autonomous vehicle testing and marketplace development Helsi recorded 5.2 million users in 3Q26, compared with 4.9 million in 3Q25, while continuing to expand medical appointments, subscriptions, digital consultations and telemedicine. Tabletki reached 6.6 million users, up from 6.3 million users in 2Q26, with revenue of UAH 361 million and EBITDA of UAH 271 million. Kyivstar TV recorded 3.5 million users, up 32.3% YoY. Total capex decreased 24.1% YoY to UAH 3,229 million in 3Q26, reflecting the timing of network and infrastructure investment. Spending remained focused on network modernisation, energy resilience, digital platforms and service quality. LTM capex intensity declined to 25.9% from 32.7%. Kyivstar continues to advance its Starlink Direct-to-Cell collaboration. 8 million Kyivstar customers have now used the direct-to-cell (D2C) service, which has expanded beyond messaging to incorporate data with select apps even when there is no terrestrial signal, starting with Google Maps, Viber and WhatsApp. In July 2026, Kyivstar opened its New York office at Rockefeller Center, strengthening its US Capital markets presence and international investor engagement following its Nasdaq listing in August 2025. On October 27, 2026, Kyivstar announced the acquisition of GigaCloud, a leading Ukrainian cloud infrastructure provider, for up to USD 50 million, advancing its digital enterprise cloud proposition, digital ecosystem and AI strategy. Founded in 2016, GigaCloud serves more than 1,800 enterprise customers. Based on unaudited management accounts, the company generated approximately USD 14 million in revenue and USD 4.7 million in EBITDA in 2025, representing an EBITDA margin of approximately 34%. The transaction is expected to be immediately accretive to Kyivstar’s earnings and cash flow.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

KAZAKHSTAN

Focused on recovering momentum

Financial Metrics

KZT million	3Q26	3Q25	YoY	9M26	9M25	YoY
Total revenue, of which:	**106,471**	**113,969**	**(6.6%)**	**319,451**	**313,162**	**2.0%**
Telecom and infrastructure	87,338	95,394	(8.4%)	260,757	261,946	(0.5%)
Digital	19,133	18,576	3.0%	58,693	51,216	14.6%
Digital as a % of Total rev (%)	18.0%	16.3%	1.7p.p.	18.4%	16.4%	2.0p.p.
Total EBITDA, of which:	**43,245**	**61,416**	**(29.6%)**	**130,833**	**161,324**	**(18.9%)**
Telecom and infrastructure	35,497	51,372	(30.9%)	109,252	135,610	(19.4%)
Digital	7,748	10,044	(22.9%)	21,582	25,714	(16.1%)
EBITDA margin (%)	**40.6%**	**53.9%**	**(13.3p.p.)**	**41.0%**	**51.5%**	**(10.6p.p.)**
Telecom and infrastructure	40.6%	53.9%	(13.2p.p.)	41.9%	51.8%	(9.9p.p.)
Digital	40.5%	54.1%	(13.6p.p.)	36.8%	50.2%	(13.4p.p.)
EBIT	**39,264**	**45,770**	**(14.2%)**	**92,189**	**111,025**	**(17.0%)**
EBIT margin (%)	36.9%	40.2%	(3.3p.p.)	28.9%	35.5%	(6.6p.p.)
Total Capex, of which:	**21,664**	**30,629**	**(29.3%)**	**43,888**	**65,347**	**(32.8%)**
Telecom and infrastructure	18,230	27,217	(33.0%)	37,380	59,226	(36.9%)
Digital	3,434	3,413	0.6%	6,508	6,121	6.3%
LTM Total Capex Intensity	**19.3%**	**24.9%**	**(5.6p.p.)**	**19.3%**	**24.9%**	**(5.6p.p.)**

Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 at KZT 3.3 billion and 9M26 at KZT 9.8 billion. Prior periods have been reclassified accordingly (3Q25: KZT 3.9 billion; 9M25: KZT 11.7 billion)

Telecommunications Metrics

	3Q26	3Q25	YoY	2Q26	1Q26	4Q25
Mobile customers (mn)	11.8	11.9	(0.4%)	11.7	11.7	11.8
4G customers (mn)	9.7	9.1	6.4%	8.7	8.7	9.0
Multiplay customers (mn)	4.3	4.2	1.7%	4.2	4.2	4.3
Mobile ARPU (LCY)	1,847	2,065	(10.6%)	1,865	1,915	1,947
Data usage (GB/user)	20.5	21.4	(4.1%)	22.9	22.9	22.3
Fixed-line customers (mn)	0.83	0.77	8.6%	0.81	0.80	0.79
Fixed ARPU (LCY)	3,621	3,412	6.1%	3,738	3,381	3,556

Digital Metrics

millions	3Q26	2Q26	1Q26	4Q25
Total Digital customers[1]	**19.2**	**19.9**	**20.9**	**21.3**
Includes:				
Janymda	6.0	6.1	6.4	6.5
Simply	5.0	5.3	5.2	5.3
BeeTV	2.0	2.4	2.1	1.6
IZI	1.8	1.7	1.8	1.6

1. Digital customers refer to active users in 3Q26.

Total revenue declined 6.6% YoY to KZT 106,471 million in 3Q26. Whilst the increase in Kazakhstan's standard VAT rate from 12% to 16% from January 2026 continued to reduce net recognized revenue, the YoY performance also reflects continued pressure on mobile service revenue from softer bundle revenues, a lower-than-expected benefit from pricing actions and a focus on retaining the active subscriber base. Growth in fixed services and digital revenue provided a partial offset.

32

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 33 Telecommunications and infrastructure revenue declined 8.4% YoY to KZT 87,338 million. Mobile performance remained under pressure, with ARPU declining 10.6% YoY to KZT 1,847 (though stable quarter-on-quarter) and the mobile customer base was broadly stable at 11.8 million. Fixed service revenues continued to grow, supported by higher customers and ARPU. Digital revenue increased 3.0% YoY to KZT 19,133 million and represented 18.0% of total revenue, compared with 16.3% in 3Q25. Growth across Beeline Kazakhstan’s digital ecosystem partly offset pressure in the core telecommunications business. Whilst 3Q26 EBITDA declined 29.6% YoY to KZT 43,245 million, it rose 2.1% on a quarter-on-quarter basis, reflecting targeted revenue and cost initiatives to regain business and earnings momentum. The YoY EBITDA margin comparison was significantly affected by a high base in 3Q25, when EBITDA benefited from the recognition of regulatory tax benefits. Profitability was also affected by weaker mobile revenue and the continued impact of the higher VAT rate on net recognized revenue. For 9M26, total revenue increased 2.0% YoY to KZT 319,451 million, while EBITDA declined 18.9% YoY to KZT 130,833 million and the EBITDA margin declined by 10.6 percentage points to 41.0%. As outlined above, the YoY comparison was also impacted by the recognition of regulatory tax benefits in 3Q25. Beeline Kazakhstan continued to advance its DO1440 and AI1440 strategy. The mobile customer base remained broadly stable at 11.8 million, while the 4G customer base increased 6.4% YoY to 9.7 million. Mobile data usage was 20.5 GB per user and Multiplay customers grew 1.7% YoY to 4.3 million and represented 39.7% of the one month mobile customer base. These customers generate much higher ARPUs relative to voice-only users and remain an important source of growth through the combined use of voice, data and digital services. Total digital customers reached 19.2 million in 3Q26. Janymda recorded 6.0 million users, BeeTV reached 2.0 million users and IZI reached 1.8 million users. Total capex decreased 29.3% YoY to KZT 21,664 million in 3Q26, reflecting a focus on prioritizing investment into immediate return generating projects. LTM capex intensity was 19.3%. Beeline Kazakhstan launched its Direct-to-Cell service with Starlink in September 2026, extending mobile connectivity into areas without terrestrial coverage. The service enables customers to access messaging and satellite-ready applications directly from compatible smartphones, without requiring additional equipment; and has already attracted 2.6 million customers since service launch. Subsequent to quarter-end, VEON announced a 10-year strategic agreement with Amdocs to run and continuously modernize its core technology operations across Eurasia. Amdocs will also integrate certain QazCode intellectual property into Amdocs as its agentic operating system for telecommunications. The agreement accelerates VEON’s digital operator strategy and brings long-term cost predictability to IT. VEON Digital Financial Group and Beeline Kazakhstan signed a Memorandum of Cooperation with the National Bank of Kazakhstan to explore digital payment services in the country. The memorandum sets an initial five-year framework to explore connecting VEON’s digital services with Kazakhstan’s national payment infrastructure, making payments and money transfers simpler and more accessible within the services customers already use. Potential areas of cooperation include payment and transfer processing, and settlement between financial market participants, using selected National Payment Corporation services and infrastructure.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 34 Financial Metrics BDT million 3Q26 3Q25 YoY 9M26 9M25 YoY Total revenue, of which: 14,466 14,197 1.9% 43,428 41,918 3.6% Telecom and infrastructure 12,587 12,629 (0.3%) 37,803 39,575 (4.5%) Digital 1,879 1,569 19.8% 5,625 2,343 140.1% Digital as a % of Total rev (%) 13.0% 11.0% 1.9p.p. 13.0% 5.6% 7.4p.p. Total EBITDA, of which: 6,012 5,970 0.7% 17,740 21,287 (16.7%) Telecom and infrastructure 5,458 5,302 2.9% 16,079 20,918 (23.1%) Digital 554 668 (17.1%) 1,661 368 350.7% EBITDA margin (%) 41.6% 42.1% (0.5p.p.) 40.8% 50.8% (9.9p.p.) Telecom and infrastructure 43.4% 42.0% 1.4p.p. 42.5% 52.9% (10.3p.p.) Digital 29.5% 42.6% (13.1p.p.) 29.5% 15.7% 13.8p.p. EBIT 1,084 323 235.9% 2,943 4,345 (32.3%) EBIT margin (%) 7.5% 2.3% 5.2p.p. 6.8% 10.4% (3.6p.p.) Total Capex, of which: 2,590 845 206.6% 5,363 2,365 126.7% Telecom and infrastructure 2,504 794 215.5% 5,058 2,308 119.2% Digital 86 51 68.0% 304 57 430.7% LTM Total Capex Intensity 13.3% 7.8% 5.5p.p. 13.3% 7.8% 5.5p.p. Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 at BDT 284 million and 9M26 at BDT 869 million. Prior periods have been reclassified accordingly (3Q25: BDT 311 million; 9M25: BDT 546 million) Telecommunications Metrics 3Q26 3Q25 YoY 2Q26 1Q26 4Q25 Mobile customers (mn) 34.9 34.7 0.8% 35.0 34.4 34.4 4G customers (mn) 19.0 18.7 1.3% 19.2 18.7 18.4 Multiplay customers (mn) 5.9 6.1 (3.5%) 6.7 6.3 5.9 Mobile ARPU (LCY) 114.7 119.4 (3.9%) 120.2 118.5 118.3 Data usage (GB/user) 7.7 7.8 (1.4%) 8.1 7.5 7.3 Digital Metrics millions 3Q26 2Q26 1Q26 4Q25 Total Digital customers1 27.7 32.1 21.0 26.4 Includes: MyBL 10.4 10.7 10.9 11.4 Toffee 16.3 20.6 9.5 14.6 Ryze 1.0 0.8 0.6 0.4 1. Digital customers refer to active users in 3Q26 BANGLADESH Sound Progress on many Strategic Initiatives

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 35 Total revenue increased 1.9% YoY to BDT 14,466 million in 3Q26, reflecting a fourth consecutive quarter of YoY growth following five consecutive quarters of decline. This was supported by continued growth in digital services and broadly stable telecommunications and infrastructure revenue. Pricing and customer monetisation initiatives supported the core business even as consumer spending and voice usage remained under pressure. Telecommunications and infrastructure revenue registered a marginal decline of 0.3% YoY to BDT 12,587 million. Revenues were supported by pricing, bundle optimization, higher-quality customer acquisition and B2B services, partly offset by lower voice consumption. Digital revenue increased 19.8% YoY to BDT 1,879 million and represented 13.0% of total revenue, compared with 11.0% in 3Q25. Growth continued across Toffee, RYZE and Banglalink’s broader digital portfolios. EBITDA increased 0.7% YoY to BDT 6,012 million, with the EBITDA margin at 41.6% compared with 42.1% in 3Q25. Broadly stable core revenues and continued cost discipline supported profitability. The YoY decline in digital EBITDA and EBITDA margin for 3Q26 primarily reflect timing issues on certain content cost recognition in 3Q26. The YoY improvement in 9M26 margin reflects the revised allocation principles that went effective in 2026. In 9M26, total revenue increased 3.6% YoY to BDT 43,428 million, while EBITDA declined 16.7% YoY to BDT 17,740 million and the EBITDA margin declined by 9.9 percentage points to 40.8%. The YoY comparison was significantly affected by approximately BDT 5.4 billion of one-off reversals recorded in 2Q25 relating to BTRC revenue-sharing charges and minimum tax. Excluding this one-off reversal, 9M26 EBITDA increased by 7.5% YoY and underlying EBITDA margin expanded by 1.5p.p. Banglalink continued to advance its DO1440 and AI1440 strategy. Mobile customers stood at 34.9 million, while 4G customers increased 1.3% YoY to 19.0 million. Data usage was 7.7 GB per user. Multiplay customers, at 5.9 million represented 42% of the consumer revenue. These customers generate approximately 2.4 times the ARPU of voice- only users and remain an important source of growth through the combined use of voice, data and digital services. Total digital customers increased by 17.4% YoY to 27.7 million. Toffee reached 16.3 million users, MyBL recorded 10.4 million users and RYZE reached 1.0 million users. Total capex, at BDT 2,590 million in 3Q26, reflects the timing and reprioritization of network and infrastructure investment. LTM capex intensity was 13.3%. Banglalink made good progress on a number of strategic initiatives: • Satellite-to-mobile service powered by Starlink was launched in October, making Bangladesh the first country in South Asia to introduce the service. The service already has more than 2 million users - customers can now access essential apps and location services even when they are beyond the reach of conventional mobile networks. • Mukto Pay launched services in November, following receipt of its payment service provider (PSP) license earlier in the year. Mukto Pay supports person-to-person transfers, remittances, bill payments and merchant transactions, providing the foundation for a broader financial services proposition. • A significant milestone was approval for a Digital Bank license from Bangladesh Bank, the central bank of Bangladesh. The license marks VEON's entry into full-scale digital banking in Bangladesh and will build on the PSP license. VEON holds a 71% stake in the joint venture that was awarded the license; the Square Group (one of Bangladesh's leading business conglomerates) holds the remaining 29% stake. VEON expects the new digital bank to integrate closely with Banglalink's mobile ecosystem, extending accessible, end-to-end financial tools to mobile users across the country.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 36 Financial Metrics UZS million 3Q26 3Q25 YoY 9M26 9M25 YoY Total revenue, of which: 1,022,871 967,869 5.7% 3,032,750 2,864,818 5.9% Telecom and infrastructure 858,461 822,901 4.3% 2,549,520 2,462,396 3.5% Digital 164,410 144,968 13.4% 483,230 402,423 20.1% Digital as a % of Total rev (%) 16.1% 15.0% 1.1p.p. 15.9% 14.0% 1.9p.p. Total EBITDA, of which: 365,465 333,918 9.4% 1,098,912 1,052,840 4.4% Telecom and infrastructure 341,789 319,918 6.8% 982,336 961,195 2.2% Digital 23,676 14,001 69.1% 116,576 91,645 27.2% EBITDA margin (%) 35.7% 34.5% 1.2p.p. 36.2% 36.8% (0.5p.p.) Telecom and infrastructure 39.8% 38.9% 0.9p.p. 38.5% 39.0% (0.5p.p.) Digital 14.4% 9.7% 4.7p.p. 24.1% 22.8% 1.4p.p. EBIT 193,108 143,964 34.1% 612,788 496,071 23.5% EBIT margin (%) 18.9% 14.9% 4.0p.p. 20.2% 17.3% 2.9p.p. Total Capex, of which: 103,170 138,868 (25.7%) 400,097 620,162 (35.5%) Telecom and infrastructure 98,106 135,236 (27.5%) 379,717 608,024 (37.5%) Digital 5,065 3,632 39.5% 20,380 12,138 67.9% LTM Total Capex Intensity 19.5% 33.6% (14.1p.p.) 19.5% 33.6% (14.1p.p.) Note: Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 at UZS 34.9 billion and 9M26 at UZS 83.6 billion. Prior periods have been reclassified accordingly (3Q25: UZS 29.4 billion; 9M25: UZS 91.5 billion) Telecommunications Metrics 3Q26 3Q25 YoY 2Q26 1Q26 4Q25 Mobile customers (mn) 7.4 7.7 (3.9%) 7.7 7.6 7.7 4G customers (mn) 5.4 5.8 (7.1%) 5.6 5.9 5.9 Multiplay customers (mn) 3.2 3.7 (13.1%) 3.4 3.5 3.8 Mobile ARPU (LCY) 35,139 34,088 3.1% 35,272 35,386 35,274 Data usage (GB/user) 22.6 17.8 26.6% 20.1 23.1 20.5 Digital Metrics millions 3Q26 2Q26 1Q26 4Q25 Total Digital customers1,2 10.9 10.9 11.9 12.3 Includes: Hambi 4.9 5.1 5.4 5.4 Beepul2 0.8 1.0 1.0 1.0 Kinom 2.9 2.4 2.0 2.7 OQ 0.8 0.8 0.9 0.8 1. Digital customers refer to active users in 3Q26; 2. Reflects adjustments to reflect revisions in customer recognition and reporting UZBEKISTAN Resilient quarter, Perfectum strengthens competitive position. Digital growth drives continued progress

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 37 Total revenue increased 5.7% YoY to UZS 1,023 billion in 3Q26, supported by pricing actions, higher mobile financial services revenue, bundled device contracts, network infrastructure income and roaming revenue. Growth was partly offset by a lower active subscriber base. Telecommunications and infrastructure revenue increased 4.3% YoY to UZS 858,461 million, supported by higher ARPU, family tariff bundles and growth in network infrastructure and roaming revenue, partly offset by the lower active subscriber base. Digital revenue increased 13.4% YoY to UZS 164,410 million and represented 16.1% of total revenue, compared with 15.0% in 3Q25. Growth was led by mobile financial services and continued expansion across Beeline Uzbekistan’s digital platforms. EBITDA increased 9.4% YoY to UZS 365,465 million, while the EBITDA margin increased by 1.2 percentage points to 35.7%. Higher service delivery, distribution and utility costs were partly offset by revenue growth and lower overheads. In 9M26, total revenue increased 5.9% YoY to UZS 3,032,750 million, while EBITDA rose 4.4% YoY to UZS 1,098,912 million and the EBITDA margin was broadly stable at 36.2%. Beeline Uzbekistan continued to advance its DO1440 and AI1440 strategy. Despite decline in the overall subscriber base, its composition is changing significantly. High-value customers (including high ARPU customers and those on family plans) now represent over 40% of our customer base and have more than doubled year-on-year. The business is building a stronger core customer base that is more engaged, uses services more actively and generates higher value. At the same time, low-value customers who used services only occasionally or were largely inactive continue to leave the base. Annualized churn has declined significantly, reflecting improvements in both customer acquisition quality and the overall composition of our base. Total digital customers reached 10.9 million in 3Q26. Hambi recorded 4.9 million users, Kinom reached 2.9 million users and OQ reached 0.8 million users. Beeline Uzbekistan’s Multiplay customers declined 13.1% YoY to 3.2 million and represented 46.9% of the one month mobile customer base. These customers generate approximately 1.7 times the ARPU of voice-only users and remain an important source of growth through the combined use of voice, data and digital services. Total capex decreased 25.7% YoY to UZS 103,170 million in 3Q26, mainly reflecting the timing of network and infrastructure investment. LTM capex intensity was 19.5%. AdTech continued to develop its advertising and data capabilities, with a focus on expanding advertising inventory, growing its external customer base and developing AI-enabled advertising tools. On October 19 2026, VEON announced that it has agreed to acquire 100% of Rubicon Wireless, the mobile network operator trading under the “Perfectum” brand, a mobile network operator in Uzbekistan. Under the terms of the agreement, the total consideration is approximately USD 207 million inclusive of the assumed Perfectum's outstanding financial debt of approximately USD 93 million. Perfectum’s assets include 115 MHz of spectrum across the 850 MHz and 3,800 MHz bands, together with modern network equipment and infrastructure assets, including a 5G standalone network deployed using Nokia equipment. The transaction is expected to increase Beeline Uzbekistan’s spectrum holdings by approximately 50%, providing additional resources to enhance network coverage and capacity and support its roadmap for 5G and fixed wireless access services.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 38 KEY RECENT DEVELOPMENTS VEON to Acquire Controlling Interest in Jungo TV and All Women’s Sports Network to Accelerate Digital Entertainment Growth On November 06, 2026, VEON announced an agreement to acquire a 33.75% equity stake, with control rights, in JungoTV Holdco, Inc., the newly formed holding company of Jungo TV, a U.S. media company headquartered in Los Angeles. The investment will strengthen VEON’s digital entertainment business by combining Jungo TV’s content portfolio and international distribution with VEON’s digital platforms, customer relationships and local market expertise. It will support the expansion of entertainment and sports programming across VEON’s operating markets while creating opportunities to grow digital revenues internationally, including in the United States VEON’s Banglalink Launches Mukto Pay, Expanding Digital Financial Services in Bangladesh On November 04, 2026, VEON announced the commercial launch of Mukto Pay, a digital payments platform powered by its Bangladesh operating company, Banglalink. The launch follows the Payment Service Provider (PSP) licence Banglalink received from Bangladesh Bank, the central bank of Bangladesh, in August 2026, and brings VEON’s digital financial services experience to Bangladesh, deepening its investment in the country’s digital economy. VEON’s Kyivstar Acquires GigaCloud, Expanding Cloud Services On October 29, 2026, VEON announced that its Ukrainian digital operator Kyivstar (Nasdaq: KYIV; KYIVW) (the “Company” or “Kyivstar”) is to acquire GigaCloud, one of Ukraine’s leading cloud infrastructure providers. Valued at up to USD 50 million, the acquisition will expand the secure, resilient digital infrastructure that Ukrainian businesses and public institutions need to operate, innovate and grow. It also accelerates VEON’s strategy to build cloud services for enterprise customers and reinforces Kyivstar’s long-term commitment to Ukraine’s digital economy. VEON Advances Buyback Program, Cancels Shares On October 20, 2026, VEON confirmed the cancellation of approximately 1.5% of its total issued shares. Today’s cancellation of 26,951,230 common shares (equivalent to 1,078,049 ADSs) is pursuant to VEON’s ongoing share buyback program announced on September 23, 2026 to buy back and cancel 3.9% of VEON’s outstanding shares. Starlink Mobile Connects 11 Million People Across VEON’s Markets On October 19, 2026, VEON announced that more than 11 million unique VEON customers have now connected to the direct-to-device service at least once in locations where cell signal cannot reach. VEON customers can use satellite-ready apps, share location, and send messages via apps and SMS on their existing LTE compatible phones. VEON is the first operator group globally to launch Starlink Mobile across three markets. VEON Accelerates Telecom Market Consolidation in Uzbekistan On October 19, 2026, VEON announced that it has agreed to acquire 100% of Rubicon Wireless, the mobile network operator trading under the “Perfectum” brand, a mobile network operator in Uzbekistan. The acquisition will bring complementary spectrum and network assets into VEON’s operations in Uzbekistan, strengthening Beeline Uzbekistan’s ability to deliver better connectivity, expand broadband access and support the country’s growing demand for digital services, financial services and sovereign augmented intelligence further contributing to the strong economic growth and ongoing modernization of the Uzbekistan’s economy. Under the terms of the agreement, the total consideration is approximately USD 207 million inclusive of the assumed Perfectum's outstanding financial debt of approximately USD 93 million.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 39 VEON Brings Starlink’s Service to South Asia with Banglalink launch On October 9, 2026, VEON announced that Banglalink, its operator in Bangladesh, has launched a satellite-to- mobile service powered by Starlink, the world’s largest direct-to-device satellite network, making Bangladesh the first country in South Asia to introduce the service. Customers can now access essential apps and location services even when they are beyond the reach of conventional mobile networks. The service is designed to keep customers connected during emergencies, natural disasters and prolonged power outages, when conventional networks may be disrupted. A 4G phone and a Banglalink sim is needed to access the service. Customers can access the service through MyBL, Banglalink's super app, and it will soon also be available on the RYZE app, Banglalink's AI-powered, youth-focused, sub-brand. VEON and Amdocs Enter 10-Year Strategic Agreement On October 7, 2026, VEON announced a 10-year strategic agreement with Amdocs to modernize its core technology operations and accelerate its digital operator strategy. Under the agreement, Amdocs will manage and continuously modernize VEON's core technology operations in Eurasia, leveraging QazCode's technology expertise and intellectual property alongside Amdocs' AI-powered agentic operating system, aOS. The agreement aims to strengthen operational efficiency, support the development of digital and AI services and provide greater long- term cost predictability. Beeline Kazakhstan Launches Starlink Satellite-to-Mobile Service On September 29, 2026, VEON announced that Beeline Kazakhstan had become the first operator in the country to launch Starlink's satellite-to-mobile service. The service enables customers to access messaging and applications directly from compatible smartphones in areas without terrestrial mobile coverage, without requiring additional equipment. Initially offered free of charge, the service can be activated and managed through Beeline Kazakhstan's Janymda super app, extending connectivity to remote areas and supporting communications during emergencies and natural disasters. VEON and Banglalink Advance “Invest in Bangladesh NOW!” Initiative On September 28, 2026, VEON announced that it had hosted the inaugural investor symposium for its “Invest in Bangladesh NOW!” initiative in New York, alongside the United Nations General Assembly. The event brought together international investors, development finance institutions and government representatives to discuss investment opportunities in Bangladesh's digital economy. The initiative targets USD 1 billion in foreign direct investment, anchored by VEON's initial USD 250 million commitment, with a focus on connectivity, digital infrastructure, digital financial services and AI. VEON and Square Group Receive Approval for Digital Bank License in Bangladesh On September 25, 2026, VEON announced that a joint venture between VEON Digital Financial Group and Square Group had received approval for a Digital Bank license from Bangladesh Bank. The approval represents an important step in VEON's expansion into digital banking in Bangladesh, building on Banglalink's existing Payment Service Provider license for Mukto Pay. The initiative supports VEON's broader digital financial services strategy and its “Invest in Bangladesh NOW!” investment framework. VEON Increases Share Buyback Program to Approximately USD 200 Million On September 23, 2026, VEON announced a new share buyback program covering 3.9% of its outstanding shares, equivalent to approximately 2.9 million ADSs, or USD 200 million based on the September 22 closing ADS price of USD 69.37. The program comprises open-market repurchases and proportionate shareholder participation, with all acquired shares to be cancelled. The new program follows completion of the previous USD 100 million buyback and increases VEON's capital return commitment, reinforcing its focus on disciplined capital allocation and long-term shareholder value creation.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 40 VEON and Beeline Kazakhstan Sign Payments Cooperation Agreement with National Bank On June 26, 2026, VEON announced that Kyivstar signed an MoU with Ukraine’s National Securities and Stock Market Commission to explore mechanisms through which investors in Ukraine could access Kyivstar’s existing Nasdaq- listed shares. The parties will assess the regulatory, legal and operational requirements for providing access through established brokerage channels in compliance with Ukrainian and U.S. securities laws. Banglalink Receives Payment Service Provider License for Mukto Pay On August 12, 2026, VEON announced that Banglalink had received a Payment Service Provider license from Bangladesh Bank, enabling its planned entry into the country's digital payments market through Mukto Pay. The wholly owned Banglalink service is designed to support money transfers, merchant and e-commerce payments, utility and government bill payments, and other approved transactions. The announcement marked a further step in VEON's digital financial services expansion in Bangladesh, with commercial launch initially targeted for September 2026, subject to remaining regulatory and technical requirements.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 41 z ATTACHMENTS Contents of the Attachments ATTACHMENT A Operational performance drivers 42 ATTACHMENT B Reconciliation tables 43 ATTACHMENT C Debt management and liquidity overview. 47 ATTACHMENT D Rates of functional currencies to USD 49 ATTACHMENT E Definitions 50

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 42 ATTACHMENT A: Operational Performance Drivers Telecommunications Customers: Mobile subscribers (millions) Fixed-line subscribers (millions) Satellite (millions) 3Q26 3Q25 YoY 3Q26 3Q25 YoY 3Q26 3Q25 YoY Pakistan 76.4 72.7 5.1% Ukraine 21.7 22.5 (3.4%) 1.32 1.19 11.3% 8.0 n.a n.m Kazakhstan 11.8 11.9 (0.4%) 0.83 0.77 8.6% Bangladesh 34.9 34.7 0.8% Uzbekistan 7.4 7.7 (3.9%) Total 152.3 149.5 1.9% 2.16 1.96 10.2% 8.0 n.a n.m Digital Customers (Users Active During Quarter): Millions 3Q26 2Q26 1Q26 4Q25 Pakistan JazzCash 30.4 29.5 29.2 27.0 Tamasha 33.9 38.7 48.9 33.7 ROX 3.3 3.3 3.5 3.1 Simosa 36.3 33.8 34.0 29.5 FikrFree1 16.8 17.9 18.0 17.7 Ukraine Helsi 5.2 5.0 4.9 4.8 Kyivstar TV 3.5 3.6 3.4 3.1 Uklon 5.4 5.2 5.1 5.1 Tabletki 6.6 6.3 6.3 - MyKyivstar 8.9 9.2 8.7 7.8 Kazakhstan Simply 5.0 5.3 5.2 5.3 BeeTV 2.0 2.4 2.1 1.6 IZI 1.8 1.7 1.8 1.6 Janymda 6.0 6.1 6.4 6.5 Bangladesh Toffee 16.3 20.6 9.5 14.6 RYZE 1.0 0.8 0.6 0.4 MyBL 10.4 10.7 10.9 11.4 Uzbekistan BeePul2 0.8 1.0 1.0 1.0 KINOM 2.9 2.4 2.0 2.7 Hambi 4.9 5.1 5.4 5.4 OQ 0.8 0.8 0.9 0.8 Others 19.0 19.0 17.1 19.8 Total 221.1 228.2 224.9 202.9 1. Represents the numbers of unique policy holders in the quarter. Prior periods come with minor adjustments to reflect refinements in data collection and reporting. 2. Reflects adjustments related to revised customer recognition and reporting methodology

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

ATTACHMENT B: Reconciliation Tables

Reconciliation of Consolidated Profit for the period to EBITDA, EBITDAaL and Free Cash Flow and Cash and Cash Equivalents

USD million	3Q26	3Q25	9M26	9M25
Profit / (loss) for the period	**225**	**(127)**	**488**	**599**
Listing expense	-	162	-	162
Depreciation, amortization and impairment loss	175	157	503	465
Depreciation of right of use-asset (A)	59	51	168	140
Impairment on right of use-asset (B)	(2)	-	-	-
Gain on disposal of non-current assets	(31)	(1)	(36)	(1)
(Gain) / loss on disposal of subsidiaries, net	(30)	97	(49)	(400)
Finance costs	108	82	294	248
Financial cost from lease liability (C)	67	63	197	143
Finance income	(20)	(14)	(68)	(34)
Other non-operating (gain) / loss, net	(29)	4	(13)	(27)
Net foreign exchange (gain) / loss	(25)	7	(38)	58
Income taxes	80	44	200	130
EBITDA (D)	**577**	**524**	**1,645**	**1,483**
Changes in working capital	(15)	(87)	66	(109)
Changes in provisions, pensions and other	16	32	61	80
Interest paid	(81)	(75)	(287)	(266)
Interest received	19	9	47	28
Income taxes paid	(67)	(79)	(223)	(323)
Net cash flows from operating activities	**450**	**323**	**1,310**	**892**
Interest expense - banking services	(14)	(10)	(35)	(26)
Cash capex (excluding license payments)	(208)	(194)	(673)	(602)
Proceeds from full & partial sale of sub. & other non-current assets	61	230	356	514
Lease liabilities payments - principal	(75)	(70)	(215)	(175)
Licenses payments	(63)	(57)	(75)	(73)
Decrease / (increase) in customer banking deposits and loans, net	50	80	(146)	(9)
Free Cash Flows[1]	**201**	**303**	**520**	**520**
Increase / (decrease) in customer banking deposits / loans	(50)	(80)	146	9
Net cash flows from reverse-repo lending	(6)	9	(76)	(40)
Acquisition of a subsidiary, net of cash acquired	(5)	(9)	(241)	(151)
Share repurchases	(64)	(25)	(126)	(93)
Movement in borrowings	(262)	173	167	(319)
ADG resolution	-	-	(120)	-
Others	26	10	31	48
Net increase / (decrease) in cash and cash equivalents	**(160)**	**381**	**301**	**(26)**
Cash and cash equivalents at the beginning of the period	**2,193**	**1,282**	**1,732**	**1,689**
Net increase / (decrease) in cash and cash equivalents	(160)	381	301	(26)
Cash and cash equivalents at the end of the period	**2,033**	**1,663**	**2,033**	**1,663**
EBITDAaL [D-(A+B+C)]	**453**	**410**	**1,280**	**1,199**

1. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged

43

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& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Reconciliation of CAPEX

USD million	3Q26	3Q25	9M26	9M25
CAPEX (excl. license and RoU)	**225**	**223**	**562**	**589**
Difference in timing b/w accrual and payment for capex	46	28	186	86
Cash capex (incl. license payments)[1]	**271**	**251**	**748**	**675**
Purchase of property plant and equipment	*178*	*166*	*571*	*523*
Purchase of intangible assets	*93*	*85*	*178*	*152*

Reconciliation of Local Currency and Reported YoY Growth Rates 3Q26 & 9M26

Revenue	3Q26			9M26		
	LCY	FX Impact	Reported	LCY	FX Impact	Reported
Pakistan	26.6%	2.3%	28.9%	24.2%	1.2%	25.4%
Ukraine	26.4%	(9.0%)	17.4%	28.2%	(7.3%)	21.0%
Kazakhstan	(6.6%)	15.0%	8.5%	2.0%	9.1%	11.1%
Bangladesh	1.9%	(1.2%)	0.7%	3.6%	(1.0%)	2.6%
Uzbekistan	5.7%	5.3%	11.0%	5.9%	6.4%	12.2%
Total	**15.7%**	**1.5%**	**17.2%**	**16.5%**	**0.6%**	**17.1%**

EBITDA	3Q26			9M26		
	LCY	FX Impact	Reported	LCY	FX Impact	Reported
Pakistan	23.9%	2.3%	26.2%	27.7%	(2.4%)	25.4%
Ukraine	19.2%	(8.5%)	10.7%	22.1%	(6.9%)	15.1%
Kazakhstan	(29.6%)	11.2%	(18.4%)	(18.9%)	7.4%	(11.5%)
Bangladesh	0.7%	(1.2%)	(0.5%)	(16.7%)	(0.8%)	(17.4%)
Uzbekistan	9.4%	5.7%	15.2%	4.4%	6.4%	10.8%
Total	**9.5%**	**0.6%**	**10.1%**	**11.1%**	**(0.1%)**	**11.0%**

Reconciliation of Amounts: Reported and in Constant Currency 3Q26

USD, million	3Q26		9M26	
	Reported	Constant FX	Reported	Constant FX
Total revenue				
Pakistan	522	512	1,487	1,473
Ukraine	352	378	1,018	1,079
Kazakhstan	230	199	669	615
Bangladesh	118	119	354	357
Uzbekistan	86	82	252	238
HQ, other and eliminations	0	0	(1)	(1)
Total	**1,307**	**1,290**	**3,779**	**3,761**

USD, million	3Q26		9M26	
	Reported	Constant FX	Reported	Constant FX
EBITDA				
Pakistan	235	230	660	654
Ukraine	190	204	553	586
Kazakhstan	94	81	274	252
Bangladesh	49	49	145	146
Uzbekistan	31	29	91	86
HQ, other and eliminations	(21)	(21)	(77)	(77)
Total	**577**	**573**	**1,645**	**1,647**

44

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
3Q26 & 9M26

VEON

Operating profit / EBIT to EBITDA Reconciliation at Country Level for 3Q26

USD, million	Pakistan	Ukraine	Kazakhstan	Bangladesh	Uzbekistan	HQ and Eliminations	VEON Consolidated
EBIT / Operating profit / (loss)	**159**	**127**	**86**	**9**	**16**	**9**	**405**
Add							
Depreciation	55	36	33	27	13	1	164
Amortization	21	24	5	14	2	-	67
Impairment loss	-	3	-	-	-	-	2
(Gain) / loss on disp. of non-current assets	(1)	-	(30)	(1)	(1)	-	(31)
(Gain) / loss on disp. of subsidiary	-	-	-	-	-	(30)	(30)
EBITDA	**235**	**190**	**94**	**49**	**31**	**(21)**	**577**

Telecom and Infrastructure, Digital EBITDA (after allocation of direct HQ costs attributable to Digital EBITDA)

USD million	2Q26	2Q25	1H26	1H25
Total EBITDA	**552**	**520**	**1,069**	**959**
Telecommunications and infrastructure (before)	428	445	841	819
Digital (before)	123	74	228	139
Total EBITDA (unchanged)	**552**	**520**	**1,069**	**959**
Telecommunications and infrastructure (after)	434	448	850	825
Digital (after)	118	71	218	134

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Reconciliation of reported to like-for-like growth

USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Total Revenue	1,307	1,115	17.2%	3,779	3,228	17.1%
Adjustments + / (-):						
Sale of Pakistan Towers	-	-	n.m	-	(12)	n.m
Sale of Kyrgyzstan business	-	(5)	n.m	-	(30)	n.m
Uklon (Ukraine)	-	-	n.m	(33)	-	n.m
Tabletki (Ukraine)	(8)	-	n.m	(21)	-	n.m
Solar Business (Ukraine)	(6)	-	n.m	(9)	-	n.m
Jazz Sure (rebranded TPL Insurance, Pakistan)	(7)	-	n.m	(7)	-	n.m
Total Revenue (like for like)	1,286	1,111	15.8%	3,709	3,186	16.4%

USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
EBITDA	577	524	10.1%	1,645	1,483	11.0%
Adjustments + / (-):						
Sale of Kyrgyzstan business	-	(2)	n.m	-	(11)	n.m
Uklon (Ukraine)	-	-	n.m	(13)	-	n.m
Bangladesh Provision	-	-	n.m	-	(40)	n.m
Tabletki (Ukraine)	(6)	-	n.m	(17)	-	n.m
Solar Business (Ukraine)	(5)	-	n.m	(8)	-	n.m
Jazz Sure (rebranded TPL Insurance, Pakistan)	(1)	-	n.m	(1)	-	n.m
Others	-	(8)	n.m	-	-	n.m
EBITDA (like for like)	565	514	9.8%	1,607	1,423	12.3%

USD million	3Q26	3Q25	YoY	9M26	9M25	YoY
Profit / (loss) for the period	225	(127)	n.m	488	599	(18.6%)
Adjustments + / (-):						
Sale of Pakistan Towers	-	-	n.m	-	(498)	n.m
Listing expense	-	162		-	162	
Sale of Kyrgyzstan business	-	96	n.m	-	95	n.m
Uklon (Ukraine)	-	-	n.m	(10)	-	n.m
Bangladesh Provision	-	-	n.m	-	(40)	n.m
Tabletki (Ukraine)	(5)	-	n.m	(13)	-	n.m
Solar Business (Ukraine)	(3)	-	n.m	(4)	-	n.m
Jazz Sure (rebranded TPL Insurance, Pakistan)	(0)	-	n.m	(0)	-	n.m
Change in fair value of KGL warrants	(15)	5	n.m	6	5	18.5%
Others	(70)	(8)	n.m	(89)	(22)	n.m
Profit for the period (like for like)	132	129	2.4%	378	302	25.5%

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ATTACHMENT C: Debt Management and Liquidity Overview

Reconciliation of Debt

USD million	30 Sep 2026	30 Jun 2026	31 Mar 2026	31 Dec 2025	30 Sep 2025
Net debt, excl. leases & banking ops in Pak	**1,781**	**1,819**	**1,764**	**1,751**	**1,729**
Lease liabilities - principal	1,876	1,855	1,852	1,759	1,749
Net debt, excl. banking ops in Pak	**3,657**	**3,675**	**3,616**	**3,510**	**3,478**
Cash and cash equivalents	2,033	2,193	1751	1,732	1,663
Customer Deposits in Banking operations	(532)	(510)	(464)	(342)	(282)
Short-term deposits	4	4	3	2	3
Gross debt	**5,162**	**5,362**	**4,907**	**4,902**	**4,861**
Interest accrued	101	71	84	63	86
Other financial liabilities	375	449	446	197	212
Derivatives	3	4	4	2	2
Discount, unamortized fees	(29)	(33)	(18)	(19)	(18)
Total Debt and Derivatives	**5,612**	**5,853**	**5,423**	**5,145**	**5,143**

Group Debt and Liquidity Currency Mix

As of 30 Sep 2026 USD equivalent, millions	Gross Debt	Capitalized leases	Gross debt excluding leases	Cash, cash equivalents*	Net debt * excluding leases
USD	1,960	5	1,955	977	978
EUR	92	-	92	23	69
PKR	1,818	1036	782	635	147
BDT	606	360	246	72	174
UAH	196	196	-	280	(280)
Other	490	279	211	50	161
Total	5,162	1,876	3,286	2,037	1,781

**Note: Cash and cash equivalents include customer deposits of USD 532 million relating to banking operations in Pakistan and accrued interest income of USD 4m on money market deposits. The USD 532 million related to banking operations in Pakistan is however excluded for calculation of net debt.*

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Outstanding Debt by Entity

Entity as of 30 Sep 2026	Bonds	Loans	Overdrafts and vendor financing	Total outstanding debt
VEON MidCo B.V.	1,794	-	-	1,794
Kyivstar Holdings B.V.*	25	-	-	25
JazzWorld Pakistan Limited	-	755	-	755
Banglalink Digital Communications Ltd.	-	246	15	261
KaR-Tel Limited Liability Partnership	-	129	74	204
Unitel LLC	-	59	49	108
Others	7	6	126	139
Total bonds, loans, overdrafts and other	**1,826**	**1,195**	**264**	**3,286**
Financial Leases				1,876
Gross debt				**5,162**
Cash, cash equivalents				2,033
Customer Deposits in Banking operations				(532)
Deposits				4
Net debt, excl. leases & banking Op. in Pak				**1,781**

** Note: Effective February 10, 2026, VEON Holdings B.V. legally changed its name to Kyivstar Holdings B.V.*

Debt Maturity Profile (USD millions)

External Debt:

Entity	2026	2027	Beyond 2027	Total
VEON MidCo BV	-	194	1600	1794
Kyivstar Holdings* BV	-	25	-	25
JazzWorld Pakistan Limited	25	62	668	755
Banglalink	70	177	14	261
Kartel	26	98	79	204
Unitel	18	24	67	108
Others	11	2	11	24
Long-term accounts payable and other				115
Total	150	582	2,439	3,286

*Note: Weighted average debt maturity is 4 years; weighted average debt maturity at HQ is 4.9 years (excluding leases) *Effective February 10th, 2026, VEON Holdings B.V. legally changed its name to Kyivstar Holdings B.V.*

Lease Liabilities (Principal)

Entity	2026	2027	2028	Beyond 2028	Total
Pakistan	211	137	120	568	1,036
Bangladesh	51	49	49	212	360
Kazakhstan	112	28	19	41	201
Ukraine	11	43	41	102	196
Uzbekistan	5	18	15	41	78
Headquarter	-	5	-	-	5
Total	389	280	244	963	1,876

Note: Weighted average maturity is 4.2 years

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ATTACHMENT D: Rates of Functional Currencies to USD

	Average rates			Closing rates		
Local currency	3Q26	3Q25	YoY	30 Sep 26	30 Sep 25	YoY
Pakistan Rupee	277.8	282.9	1.8%	277.0	281.4	1.6%
Ukraine Hryvnia	44.7	41.5	(7.6%)	44.9	41.3	(8.6%)
Kazakhstan Tenge	462.2	536.2	13.8%	439.4	548.8	19.9%
Bangladeshi Taka	123.0	121.6	(1.2%)	122.9	121.6	(1.1%)
Uzbekistan Som	11,906.7	12,503.7	4.8%	11,821.2	12,067.8	2.0%
Kyrgyzstan Som	87.4	87.4	(0.0%)	87.4	87.4	(0.1%)

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EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 50 ATTACHMENT E: Definitions 4G / 5G users are mobile customers who used LTE -generation (4G or 5G) network technologies during the three months prior to the measurement date. Average Monthly Investible funds are the average monthly balance of funds deployed by MMBL in eligible investment, lending and treasury instruments during the reporting period Banking Loans are loans extended by MMBL under its banking and lending products, excluding nano loans reported separately, where applicable. These include the outstanding principal balances of eligible conventional microfinance and other banking loan products. Capital Adequacy Ratio (CAR) is the ratio of MMBL’s eligible regulatory capital to its risk-weighted assets, calculated in accordance with the applicable State Bank of Pakistan prudential regulations and capital adequacy requirements. It measures the Bank’s capital buffer relative to its risk exposures. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as capex divided by total revenue. Churn (for subscriber data per customer segmentation, incl. Multiplay, Double Play LTE) are the subscribers that have not performed revenue-generating activities for the last 30 days. Churn can be voluntary when the client has applied for the termination of the contract; - involuntary, when the termination of communication services is carried out at the initiative of the company in accordance with the terms of the contract. Churn rate (for subscriber data per customer segmentation, incl. Multiplay, Double Play LTE) is calculated for the number of Churn subscribers for the last 30 days divided by the average mobile subscribers during the relevant period. Customer Deposits are the total outstanding balances of deposits placed with MMBL by its customers as of the reporting date, comprising eligible deposit products offered by the Bank, and includes current accounts, savings accounts and term deposits. These also include balances placed in JazzCash wallet accounts. LTM Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and include users who are active in more than one application (who may be double counted in this figure). Digital-Only customers represent the total cumulative users across all digital platforms who are not VEON mobile subscribers. This measure includes users who are active in more than one application. Direct to Cell (D2C) is satellite-to-phone connectivity that lets a standard 4G/LTE smartphone connect directly to low-earth-orbit satellites, without a satellite phone or other special equipment. D2C customers represent unique subscribers registered on the Direct to Consumer (D2C) network since service launch. Digital revenues include digital services and platforms, spanning entertainment (gaming, music, and video streaming), financial services (mobile payments, wallets, insurance, lending), e-commerce, ride-hailing, SuperApps, and all revenues under secondary brands. It also includes enterprise solutions such as AdTech, Enterprise Identity and credentials management services, Big Data, cloud, and IoT, as well as digital offerings in education and healthcare.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 51 Digital EBITDA represents the portion of EBITDA generated from VEON’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms with allocation of direct HQ costs related to digital business. Doubleplay LTE customers are mobile customers who engaged in usage of our voice and data services over LTE (4G and 5G) technology at any time during the one month prior to such measurement date. Disbursements are the total value of loans disbursed by MMBL to its customers including disbursement of Nano loans during the reporting period, representing the gross amount of new loan facilities released EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the 2025 Form 20-F published by VEON. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Fixed customers (also – fixed subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a fixed revenue generating activity at any time during the three months prior to such measurement date. Fixed ARPU measures the monthly average Fixed Telecommunications revenue generated by our own subscribers during the relevant period per fixed customer. Telecommunications revenue includes all fixed connectivity-related revenue generated by our own fixed subscribers, exclusive of revenue from device sales. Free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and cash flow from investing activities, including proceeds from (partial) sale of businesses but excluding banking cash flows, cash outflows related to business acquisitions, inflow/outflow of deposits and financial assets. Cash flows from financing activities like debt issuance or re-payments and proceeds from issuance of shares are excluded. Financial services encompass a comprehensive suite of financial solutions delivered through digital platforms. These include cash deposits and withdrawals, retail payments, P2P transfers, utilities and Telecommunications bill payments, debit card, payment gateway, digital lending, insurance, and other financial services. Gross debt is calculated as the sum of short term and long-term interest-bearing debt and includes bank loans, bonds, lease liabilities, and equipment financing. It excludes spectrum and license related payment obligations, accrued interest, unamortized debt-issuance fees and other liabilities that do not have the characteristics of traditional banking debt. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Gross Loan Portfolio (GLP) is the total outstanding principal balance of loans disbursed by MMBL to its customers as of the reporting period, before deducting provisions for expected credit losses. Loan Loss Provisions are the ECL & write off charges recognized by MMBL against its loan portfolio including Nano loan portfolio to reflect expected credit losses, changes in the credit quality of loans and other applicable requirements under the relevant accounting standards and State Bank of Pakistan regulations. Like-for-like comparisons exclude amounts impacting revenues and/or EBITDA, which may be recurring in nature but are not operational. Underlying revenues, and/or EBITDA and/or EBITDA margin exclude such identified items. Reconciliations are provided in Attachment B. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 52 reflect changes in Revenue and EBITDA, excluding foreign currency movements (“constant FX”). We present certain financial information in respect of our operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of our operating companies in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for the investors. Mobile ARPU (average revenue per user) measures the monthly average mobile Telecommunications revenue generated by our own subscribers during the relevant period per mobile user. Telecommunications revenue includes all mobile connectivity-related revenue generated by our own mobile subscribers, exclusive of revenue from device sales. Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are Doubleplay LTE customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G / 5G usage below the 100Mb threshold is included in Multiplay and Double play LTE user count (excluded prior to 1Q25). Net debt Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits (USD 4 million as of September 30, 2026; USD 4 million as of June 30, 2026 and USD 3 million as of September 30, 2025), excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long- term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. NPL ratio (banking loans%) Calculated as Stage 3 (credit-impaired) exposures, as defined under IFRS 9, divided by total outstanding portfolio. Recovery rate (%) is the percentage of Principal collected for the disbursement cohorts maturing in the quarter after 236 Days of disbursement. Revenues from telecommunications services and from infrastructure (“Telecom and infrastructure revenues” or “Telecom and infra revenues”) are revenues generated by VEON from providing Telecommunications and infrastructure services. Telecommunications services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services refer to leasing or providing third-party access to physical network assets owned by VEON, such as towers, fiber-optic lines and solar power generation assets, allowing external entities to utilize these resources. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated from VEON’s telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these Telecommunications and infrastructure activities. Directly attributable HQ costs are included in Group Telecommunications / Infra EBITDA. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Bangladesh and Uzbekistan. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (sold during the third quarter of 2025) and “HQ” represents transactions related to management activities within the group in Dubai.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 53 NOTICE TO READERS Certain of VEON's results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and have not been externally reviewed and/or audited. This document includes financial information not presented in accordance with IFRS. EBITDA, EBITDA Margin, EBITDAaL, free cash flow, local currency growth in revenue and EBITDA, net debt, net debt excluding leases, like-for-like revenue, EBITDA and profit growth, and capex (excl. license payments) are non-IFRS, company-specific performance measures that VEON uses to supplement the results presented in accordance with IFRS. We believe our non-IFRS financial measures provide useful information to investors as an indicator of the strength, resilience and performance of our business operations. They also assist management and investors by increasing the comparability of our performance against the performance of other digital operators and telecommunications companies that report EBITDA performance or similar metrics. Non-IFRS measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results. Reconciliation tables for such non-IFRS financial measures to the most comparable IFRS financial measures are included in Attachment [B] to this document. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. The financial results presented herein for Ukraine include the results of Kyivstar Group Ltd., which was listed on Nasdaq in August 2025, together with those of Ukraine Tower Company LLC ("UTC"), our Ukrainian network infrastructure business. UTC is not owned by Kyivstar Group Ltd. For this reason, the Ukraine results presented herein may differ from those prepared and published by Kyivstar Group Ltd. This document contains “forward-looking statements”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, operating model and development plans; VEON's ability to achieve anticipated performance results; VEON’s intended expansion of its digital experience; VEON’s assessment of the impact of the war in Ukraine, including recent escalations, on its current and future operations and financial condition; VEON’s assessment of the impact of political instability in Bangladesh; future market developments and trends; operational and network development and network investment; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets as well as the impact of the consolidation of such newly acquired business and assets, like Tabletki, into VEON’s financials and results of operations; VEON’s ability to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements; VEON’s ability to realize its share buyback and cancellation targets; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause VEON’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in VEON’s 2025 Form 20-F filed with the SEC on March 16, 2026 and other public filings made by VEON with the SEC. The forward- looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 3Q26 & 9M26 54 VEON Group Holding Company Limited, Index Tower (East Tower), Unit 1703, DIFC (Dubai International Financial Center), Dubai, United Arab Emirates www.veon.com